   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 1999.



                                                      REGISTRATION NO. 333-85053

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                   AMENDMENT


                                    NO. 1 TO


                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               LEARNSAT.COM, INC.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)


             FLORIDA                              3663                            59-3101307
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
          ORGANIZATION)                 CLASSIFICATION CODE NO.)             IDENTIFICATION NO.)


                            3819 SOUTH PERKINS ROAD
                           STILLWATER, OKLAHOMA 74074
                                 (405) 377-6100
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           CHARLES BREWER, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                               LEARNSAT.COM, INC.
                            3819 SOUTH PERKINS ROAD
                           STILLWATER, OKLAHOMA 74074
                                 (405) 377-6100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:


                BARRY FEINER, ESQ.                               LAWRENCE B. FISHER, ESQ.
                 170 FALCON COURT                           ORRICK, HERRINGTON & SUTCLIFFE LLP
             MANHASSET, NEW YORK 11030                               666 FIFTH AVENUE
               PHONE: (516) 484-6890                                    18TH FLOOR
                FAX: (516) 484-6867                              NEW YORK, NEW YORK 10103
                                                                   PHONE: (212) 506-5000
                                                                    FAX: (212) 506-5151


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     This registration statement contains two prospectuses: one relating to this offering of 1,334,000 units of LearnSat.Com, plus 200,100 units to cover over-allotments, if any, and one relating to the offering of 3,437,500 shares of common stock by some of the shareholders of LearnSat.Com. Following the prospectus are certain substitute pages of the selling shareholder prospectus, including alternate front outside and back outside cover pages, an alternate "The Offering" section of the "Summary" and sections titled "Private Financing," "Selling Shareholders and Plan of Distribution" and "Legal Matters." Each of the alternate pages for the selling shareholder prospectus is labeled "Alternate Page for Selling Shareholder Prospectus." All other sections of the prospectus, other than "Use of Proceeds," "Dilution," and "Underwriting" are to be used for the selling shareholder prospectus.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED OCTOBER 14, 1999


                               LEARNSAT.COM, INC.
                            ------------------------

                                1,334,000 UNITS


                            (EACH UNIT CONSISTING OF


                          TWO SHARES OF COMMON STOCK,


                      TWO CLASS C REDEEMABLE WARRANTS AND


                        ONE CLASS D REDEEMABLE WARRANT)

                            ------------------------


     This is an initial public offering. You may trade the common stock and warrants separately starting six months from the effective date of this offering unless we agree with the underwriter that trading may begin sooner.



     No public market currently exists for the units, the common stock or the warrants. We anticipate that the initial public offering price will be $3.00 per unit, which consists of $1.35 per share, $0.10 per C warrant and $0.10 per D warrant. We have applied to list the units, common stock and the warrants on Tier II of the Pacific Stock Exchange under the symbols LSN__, LSN__, LSN__, and LSN__, respectively. As part of this offering, we have sold the underwriter for nominal consideration warrants to purchase 133,400 units.



     Selling shareholders are also offering 1,375,000 shares of common stock and an additional 2,062,500 shares of common stock which we will issue to them if they exercise warrants currently held by them. The shares of common stock to be sold by selling shareholders are offered through an alternate prospectus that is
dated                 , 1999.



     BEFORE BUYING THE UNITS, CAREFULLY READ THIS PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE 7. THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                   PER UNIT               TOTAL
------------------------------------------------------------------------------------------------------
Initial public offering price...............................           $                    $
Underwriting discounts and commissions......................           $                    $
Proceeds, before expenses, to LearnSat.Com..................           $                    $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


     The underwriter may purchase up to an additional 200,100 units from us at the initial public offering price, less the underwriting discount.
                            ------------------------

     Delivery of the common stock and warrants will be made on or about
                , 1999, in New York, New York, against payment in immediately available funds.

                             DIRKS & COMPANY, INC.
             THE DATE OF THIS PROSPECTUS IS                , 1999.

                               TABLE OF CONTENTS


Prospectus Summary..........................................      3
Risk Factors................................................      7
Forward-Looking Statements..................................     13
Use of Proceeds.............................................     14
Dividend Policy.............................................     14
Dilution....................................................     15
Private Financing...........................................     16
Capitalization..............................................     17
Selected Financial Data.....................................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     26
Management..................................................     37
Certain Transactions........................................     42
Principal Shareholders......................................     43
Description of Securities...................................     44
Shares Eligible for Future Sale.............................     46
Underwriting................................................     47
Legal Matters...............................................     49
Experts.....................................................     49
Additional Information......................................     49
Financial Statements........................................    F-1


                            ------------------------

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not offering to sell you or asking you to buy anything other than the units. We are not offering to sell you or asking you to buy anything in any jurisdiction where doing so is not permitted. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus. This summary does not contain all of the information that investors should consider before investing in our common stock and warrants. We encourage you to read the entire prospectus before you decide whether to invest.

OUR BUSINESS


     We market and install satellite communications equipment. We also resell many other telecommunications products. We plan to build a new communications delivery system that will provide satellite-based Internet telecommunications services. The system called ED-WEB(TM) will deliver video, audio, data and other digital transmissions. This system will send and receive Internet data by satellite. We will sell it to specific markets -- primarily those markets located in rural areas and remote parts of the world that lack access to high-speed telephone lines or cables.


     We believe many potential purchasers of our services exist, including:

     - schools;

     - medical facilities;

     - corporate offices;

     - power plants and manufacturing facilities; and

     - government agencies.

     We anticipate that customers for ED-WEB(TM) services will include, among others, people seeking Internet access, businesses and schools staging video conferences, and computer users who wish to link to the U.S. Internet infrastructure, connect to virtual private networks, or buy space from a web host.


     In addition, we recently purchased a local Internet service provider which we will connect to our ED-WEB(TM) satellite system. This connection will enable our Internet service provider to expand from offering local services to providing worldwide services. We believe our Internet service provider will expand the range of communications services we can offer.



     We were incorporated in the State of Florida in October 1991. Our executive offices are located at 3819 South Perkins Road, Stillwater, Oklahoma 74074. Our telephone number is (405) 377-6100; and our email address is learn@learnsat.com. We maintain a web site at www.learnsat.com. Information contained on our web site is not part of this prospectus.

                                  THE OFFERING


Securities Offered..................     1,334,000 units, each unit consisting
                                         of two shares of common stock, two
                                         class C redeemable warrants and one
                                         class D redeemable warrant. The C
                                         warrant is exercisable for one share of
                                         common stock at $3.00 per share until
                                         42 months after the date of this
                                         prospectus. The D warrant is
                                         exercisable for one share of common
                                         stock at $6.50 per share until 66
                                         months after the date of this
                                         prospectus. You may trade the common
                                         stock and warrants separately starting
                                         six months after the effective date of
                                         this offering unless we agree with the
                                         underwriter that trading may begin
                                         sooner. Commencing on the date the
                                         common stock and warrants become
                                         separately tradable we may redeem your
                                         warrants. See "Description of
                                         Securities."



Common Stock Outstanding Prior
  to the Offering...................     13,713,277 shares; excludes outstanding
                                         options, underwriter's over-allotment
                                         option and warrants.



Common Stock Outstanding After the
Offering............................     16,381,277 shares; excludes outstanding
                                         options, underwriter's over-allotment
                                         option and warrants.


Warrants Outstanding After the
Offering............................     5,877,000 warrants.

Use of Proceeds.....................     - Completion of ED-WEB(TM) system
                                           development;

                                         - Initial installation and marketing of
                                           the ED-WEB(TM) system;

                                         - Purchase of equipment for our current
                                           business;

                                         - Repayment of bank line of credit; and

                                         - Working capital and general corporate
                                           purposes.

- Risk Factors......................     You should read the "Risk Factors"
                                         section as well as the other cautionary
                                         statements throughout the entire
                                         prospectus, so that you understand the
                                         risks associated with an investment in
                                         our securities.


- Proposed Pacific Stock Exchange
Symbol
  for Units.........................     LSN __.



  for Common Stock..................     LSN __.



  for Class C Redeemable Warrants...     LSN __.



  for Class D Redeemable Warrants...     LSN __.

                             SUMMARY FINANCIAL DATA


                                                                              SIX MONTHS
                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                            ------------------------    -----------------------
                                               1997          1998          1998         1999
                                            ----------    ----------    ----------    ---------
STATEMENTS OF OPERATIONS DATA:
Net sales.................................  $2,576,230    $2,144,169    $1,072,451    $ 896,820
Cost of sales.............................   2,076,336     1,914,482       922,870      830,767
                                            ----------    ----------    ----------    ---------
Gross profit..............................     499,894       229,687       149,581       66,053
Selling, general and administrative
  expenses................................    (282,721)     (409,970)     (237,806)    (252,218)
Net gain on settlement of litigation......                                              215,691
                                            ----------    ----------    ----------    ---------
Operating income (loss)...................     217,173      (180,283)      (88,225)      29,526
Other expenses -- net.....................     (42,000)      (58,611)      (26,954)     (15,359)
                                            ----------    ----------    ----------    ---------
Income (loss) before provision for income
  taxes...................................     175,173      (238,894)     (115,179)      14,167
Provision for income taxes................                                                2,900
                                            ----------    ----------    ----------    ---------
Net Income (loss).........................  $  175,173    $ (238,894)   $ (115,179)   $  11,267
                                            ==========    ==========    ==========    =========


     The following table provides pro forma income statement data as if LearnSat.Com had entered into employment agreements with two of its officers as of the first day of each period and as if LearnSat.Com was being taxed as a C Corporation during each of these periods.


                                                                              SIX MONTHS
                                         YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
PRO FORMA STATEMENT OF OPERATIONS
  DATA:
Income (loss) before pro forma
  adjustment for employment agreements
  and pro forma provision (credit) for
  income taxes........................  $   175,173    $  (238,894)   $  (115,179)   $    11,267
Pro forma adjustment for employment
  agreements..........................      (55,000)       (55,000)       (27,500)
                                        -----------    -----------    -----------    -----------
Pro forma income (loss) before
  provision (credit) for income
  taxes...............................      120,173       (293,894)      (142,679)        11,267
                                        -----------    -----------    -----------    -----------
Pro forma provision (credit) for
  income taxes:
  Federal.............................       27,300        (27,300)       (13,650)
  State...............................        7,200         (7,200)        (3,600)
                                        -----------    -----------    -----------    -----------
                                             34,500        (34,500)       (17,250)
                                        -----------    -----------    -----------    -----------
Pro forma net income (loss)...........  $    85,673    $  (259,394)   $  (125,429)   $    11,267
                                        ===========    ===========    ===========    ===========
Basic pro forma net income (loss) per
  common share........................  $      0.01    $     (0.02)   $     (0.01)   $      0.00
                                        ===========    ===========    ===========    ===========
Weighted average number of common
  shares outstanding -- basic.........   12,440,677     12,440,677     12,440,677     13,248,688
                                        ===========    ===========    ===========    ===========
Diluted pro forma net income (loss)
  per common share....................  $      0.01    $     (0.02)   $     (0.01)   $      0.00
                                        ===========    ===========    ===========    ===========
Weighted average number of common
  shares outstanding -- diluted.......   12,474,011     12,440,677     12,440,677     13,260,474
                                        ===========    ===========    ===========    ===========

     The following table provides a summary of our balance sheet at June 30, 1999:



     - on an actual basis; and



     - on an adjusted basis to reflect the sale of 1,334,000 units in this offering, using an initial offering price of $3.00 per unit and the receipt of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."



                                                                    JUNE 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
BALANCE SHEET DATA:
Working capital.............................................  $  277,968    $3,451,241
Total assets................................................   1,530,211     4,597,984
Short-term debt.............................................     414,398       414,398
Long-term debt..............................................     155,418       155,418
Shareholders' equity........................................     503,080     3,595,853

                                  RISK FACTORS


     Before you invest in our securities you should be aware that there are various risks, including those described below. Each of these risk factors could hurt our business, operating results and financial condition, which in turn could diminish the value of an investment in our common stock and warrants. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide whether to purchase units in this offering.


BECAUSE OUR PLANNED NEW BUSINESS SEGMENT HAS NO OPERATING HISTORY, THERE IS NO ASSURANCE OF PROFITABILITY.


     We have been in the business of selling and installing satellite communications equipment since 1991, but are new to the business of providing two-way satellite-based Internet based Internet telecommunications services. We cannot assure that we will be able to operate our planned communications services business segment profitably. In order to attain profitability in this new market, we must, among other things:


     - successfully complete development of our proprietary software;

     - install and test our two-way satellite communications system;

     - market and sell our new services and the related hardware system;

     - develop and sustain a customer base; and

     - control costs.


     Although we believe that there is a market for our planned services, assuming that the software development is completed and the system operates to its specifications, we can give no assurance that these services will be accepted by potential customers or that we can obtain or expand a customer base for these services. If we fail to introduce our planned services successfully, whether due to the capabilities or pricing of these services or otherwise, our business could become less competitive which would hurt our financial condition and results of operations.



WE WILL DEPEND ON THE PROCEEDS OF THIS OFFERING TO FINANCE OUR PLANNED NEW BUSINESS SEGMENT, AND WE MAY NEED ADDITIONAL FINANCING THAT COULD FURTHER DILUTE THE INTERESTS OF INVESTORS IN THIS OFFERING.



     We believe that we will require approximately $2.4 million to complete the development of our two-way satellite-based Internet communications services and to begin generating revenues from sales of our proposed new services and system. Because our current operations are capital intensive, we cannot utilize cash flow from these operations to fund development of the ED-WEB(TM) system. Accordingly, implementation of the two-way satellite communications services will be wholly dependent upon the proceeds from the sale of the units. We estimate that $2.4 million will be sufficient to attain commercial viability for our new business, but we can give no assurance to this effect. If additional financing is required, we cannot assure that we will be able to obtain it on acceptable terms, if at all. Such additional financing would dilute the equity interests of investors purchasing securities in this offering. Additionally, we cannot incur additional indebtedness without the permission of BancFirst, our current lender. BancFirst may not give us the necessary approval for additional financing. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



OUR SUCCESS WILL DEPEND ON OUR OBTAINING PATENT PROTECTION AND MAINTAINING EXCLUSIVE PROTECTION FOR OUR PROPRIETARY TECHNOLOGY.



     Our failure to secure a patent for the ED-WEB(TM) system, or the loss or challenge of any patent we may obtain, could materially restrict our ability to provide our proposed services. The success of our new business segment will depend, in part, on our ability to:



     - secure issuance of our patent for providing two-way satellite communications;


     - obtain additional related patents as necessary;

     - protect and enforce patents once issued;



     - prevent others from infringing our patents;


     - operate without infringing on the proprietary rights of others; and


     - maintain exclusive rights to trade secrets and proprietary technology and similar intellectual property that we develop.


We cannot assure you that:

     - any issued patents will provide us with competitive advantages or will not be challenged by others;


     - the patents of others will not restrict our ability to provide our new services; or


     - others will not independently develop similar technologies, or will not duplicate any of our technologies or design around our patents.


The prosecution or defense of patent infringement litigation, if required, could involve a substantial commitment of our time and financial resources. In addition, we regard our trademarks as important to our success. We have filed an intent to use trademark application to register the mark "LearnSat" and register the mark "ED-WEB" in the U.S. Patent and Trademark Office. Our efforts to establish and protect our intellectual property rights may be inadequate to prevent misappropriation or infringement of these rights. If we are unable to safeguard these rights, it could alter our business plans, hurt our operating results and weaken our financial condition. See "Business -- Patents, Trade Secrets and Trademarks."



THE MARKET IN WHICH OUR NEW BUSINESS WILL COMPETE IS SUBJECT TO RAPID TECHNOLOGICAL CHANGES THAT COULD PUT US AT A DISADVANTAGE IF WE DO NOT REMAIN COMPETITIVE.



     If we are unable to keep up with the changes in technology in our industry, we may not be competitive with other companies. The markets in which our new business will compete -- the telecommunications, Internet and software industries -- are characterized by rapid technological change. The introduction of services or products embodying new technologies or the emergence of new industry standards and practices could render our existing services or products obsolete. Assuming that we are able to implement two-way satellite communications services through the ED-WEB(TM) system, our future success will depend in part on our ability to enhance services and products, and develop new ones to keep pace with technological advances.



THE MARKET IN WHICH OUR CURRENT BUSINESS COMPETES IS RELATIVELY SMALL, CAPITAL INTENSIVE AND EXHIBITS LIMITED PROFITABILITY.



     We estimate that gross annual sales in our current market -- selling and installing satellite communications equipment -- is approximately $20 million. We have five major competitors in this market, all of whom are larger than we are, have greater management, sales and financial resources then we have, and most of whom generate more annual sales than we do. We cannot assure that we will continue to compete successfully in this market and it is unlikely that our sales in this market will increase significantly, if at all.



WE ARE LIKELY TO ENCOUNTER INTENSE COMPETITION FROM MAJOR TELECOMMUNICATIONS COMPANIES WITH SIGNIFICANTLY GREATER RESOURCES THAN WE HAVE.


     Even if we are able to establish our two-way satellite communications services business, we cannot assure you that we will be able to compete successfully. Although we believe that there is little current direct competition in the market in which we propose to compete, we are likely to encounter intense competition from other firms engaged in related businesses whose products and services could be applicable to our planned market and/or who could develop products and services to compete directly with our planned products and services. Our potential competitors include satellite communications companies such as Hughes Communica-tions, telecommunications companies such as MCI/WorldCom and telephone companies such as Southwestern Bell. Most if not all of these potential competitors are substantially larger, and have:

     - substantial and successful operations;

     - significantly greater financial and other resources;

     - more employees; and

     - more extensive facilities.

     See "Business -- Planned Operations as a Telecommunications and Internet Service Provider, ED-WEB(TM) Competition."

WE COULD ENCOUNTER BARRIERS TO ENTERING THE AREA OF TELEMEDICINE, WHICH IS THE USE OF ELECTRONIC MEDIA TO CONNECT MEDICAL PRACTITIONERS AND PATIENTS.

     We believe that one of the prime markets for our two-way satellite communications services will be the healthcare industry. Our ED-WEB(TM) system could be used for remote medical diagnosis and treatment. However, our participation in telemedicine could involve us in issues of:


     - licensing for medical practitioners where more than one state or country jurisdiction is involved;


     - our liability for the actions of medical practitioners who use our system; and

     - qualification for coverage by HMOs or other medical insurance plans.


These issues could hurt our business because they could limit the services we offer, restrict the areas where we offer our services, or make it more difficult and expensive to offer telemedicine services. See "Business -- Planned Operations as a Telecommunications and Internet Service Provider, ED-WEB(TM) Marketing."



OUR PROPOSED BUSINESS COULD FACE RISKS IN INTERNATIONAL MARKETS WHICH, AMONG OTHER THINGS, COULD INCREASE OUR COSTS OF CONDUCTING BUSINESS AND RESTRICT OUR ABILITY TO ADMINISTER OUR OPERATIONS.


     We plan to market a portion of our communications services outside of the United States. There are substantial risks in marketing products and services in foreign countries. These include, among others:


     - the difficulty of administering business abroad which could disrupt our operations;



     - exposure to currency fluctuations and devaluations or restrictions on money supplies which could subject us to losses;



     - foreign and domestic export laws and regulations which could restrict our ability to deliver products and services;



     - taxation, tariffs, import quotas and restrictions which could increase the price for which we sell our products and services;



     - shipping interruptions which could delay the delivery of our products and services;



     - political instability which could prevent us from doing business and restrict our ability to obtain payment for products and services already provided by us; and


     - other economic and political events entirely beyond our control.

In addition, we may find it difficult to prevent the unauthorized use of our technology in foreign countries.


OUR REVENUES WOULD DECREASE SIGNIFICANTLY IF WE FAIL TO REPLACE MAJOR CUSTOMERS.



     During calendar year 1998, three of our customers accounted for approximately 61% of our sales. During the first six months of 1999, three of our customers accounted for 62% of our sales, of which one customer accounted for 31% of sales. All of the contracts relating to these customers have been completed. If we fail to replace these customers it would materially hurt our business, financial condition and results of operations because our revenues would decrease significantly. See "Business -- Current Products and Services, Sales and Markets."



LOSS OF OUR EXCLUSIVE SUPPLIER WOULD REDUCE SALES THAT DEPEND UPON THE USE OF THAT SUPPLIER'S PRODUCTS.



     General Instruments is our sole supplier of digital encoders and decoders. It provided products that generated approximately 33% of our sales on an annual basis in 1998 and approximately 60% of our sales for the six months ended June 30, 1999. Although we believe that our relationship with this supplier is satisfactory, the loss of this supplier would materially hurt our business, financial condition and results of operations because we would lose sales of those products which depend on the use of digital encoders and decoders.



BECAUSE OUR SATELLITE COMMUNICATIONS SYSTEM IS SUBJECT TO GOVERNMENT REGULATIONS, WE WOULD BE UNABLE TO DO BUSINESS IF WE FAIL TO COMPLY WITH THESE REGULATIONS.



     The ownership and operation of our communication systems are subject to significant regulation by the Federal Communications Commission. The license, upon which our existing business is dependent, is subject to renewal by the FCC. Our new ED-WEB(TM) system will also be dependent upon retaining and expanding the scope of the FCC license for international use. If we fail to retain and expand our license, we will be unable to conduct our business. We cannot assure that our existing license will be renewed or that the rules and regulations of the FCC will continue to permit us to operate our business as planned. See "Business -- Government Licensing."



IF WE FAIL TO RESOLVE YEAR 2000 ISSUES OUR ABILITY TO OFFER SERVICES COULD BE RESTRICTED, WHICH WOULD REDUCE OUR REVENUES.


     Many computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations. Year 2000 compliance of equipment and software provided by third party vendors is not within our control. Literature on the equipment we currently sell and install indicates that this equipment is year 2000 compliant. We are in the process of making inquiries to manufacturers of this equipment to obtain certification of their year 2000 compliance.


     The proprietary software to be used in our ED-WEB(TM) system is being developed with four digit year recognition and, although we do not anticipate any year 2000 problems with this software, we can give no assurance to this effect. In the event that any hardware and/or software is not year 2000 compliant, our systems may not operate properly. If a year 2000 problem should develop, we might have to overhaul our hardware and software and, possibly, suspend satellite communications services, all of which would increase costs and restrict our ability to offer services and generate revenues. See "Management's Discussion and Analysis of Financial Condition And Results of Operations -- Year 2000 Issues."



WE DEPEND UPON THE CONTINUED EMPLOYMENT OF CHARLES BREWER AND IF WE LOST HIS SERVICES IT WOULD BE SIGNIFICANTLY MORE DIFFICULT TO OPERATE OUR BUSINESS.



     We believe that our ability to successfully operate our existing business, implement our proposed plans and operate profitably depends on the continued employment of Charles Brewer. We currently have an employment agreement with Mr. Brewer and maintain key man insurance on his life in the amount of $1 million, of which $200,000 of the proceeds are currently assigned to our lending institution. The benefits received under this policy would not be sufficient to compensate LearnSat.Com for the loss of Mr. Brewer's services should a suitable replacement not be employed. If he becomes unable or unwilling to continue in his current position, it would be significantly more difficult to operate our business, which would hurt our financial condition and results of operations. We cannot assure that we could recruit and retain new management personnel should the need arise. See "Management."

OUR COMPANY IS CONTROLLED BY LINDA AND CHARLES BREWER WHO HAVE THE POWER TO ELECT ALL OUR DIRECTORS.


     Following the offering, Linda and Charles Brewer, two of our executive officers and directors, will own beneficially approximately 76.25%, and 74.43% if the underwriter's over-allotment option is exercised in full, of our outstanding common stock. Mr. and Mrs. Brewer are husband and wife. Because our Articles of Incorporation do not provide for cumulative voting, Mr. and Mrs. Brewer will control LearnSat.Com and the power to elect all our directors, appoint our management and approve actions requiring the approval of a majority of shareholders. See "Principal Shareholders" and "Description of Securities -- Common Stock."



THE UNDERWRITER MAY CONTINUE TO HAVE INFLUENCE OVER US, INCLUDING OUR ABILITY TO OBTAIN FINANCING, AND ITS INTERESTS MAY NOT COINCIDE WITH YOUR INTERESTS.



     Following the completion of this offering, the underwriter may designate one person for election to our board of directors for three years after the effective date of the registration statement. Accordingly, the underwriter will continue to influence our operations following the completion of this offering. The underwriter's interests may not coincide with those of our shareholders. The underwriter's designee on our board of directors could be in a position to cast a deciding vote on a matter of importance. Because of this, the underwriter could limit our ability to obtain financing at a time when we may think it desirable to do so if it does not accede to our attempts to raise capital.


IF YOU INVEST IN OUR COMMON STOCK YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     If you purchase units, your investment will sustain an immediate and substantial dilution because the net tangible book value per share of the common stock acquired by you will be $0.22, compared to the $1.50 per share price paid by you, assuming the entire cost of a unit is allocated to the common stock. In addition, the exercise of warrants and options currently outstanding could cause additional, substantial dilution to you. The current shareholders will benefit from a substantial increase in the net tangible book value of their shares. See "Dilution."


LACK OF A PUBLIC MARKET FOR OUR SECURITIES WOULD LIMIT YOUR ABILITY TO RESELL THESE SECURITIES.


     If you purchase units, in the absence of any readily available secondary market for our securities, you will likely experience great difficulty in selling your securities at or near the price you originally pay, if at all. Prior to the offering, there has been no public market for our units, common stock or warrants. Although our securities will be listed for trading on the Pacific Stock Exchange, we do not know the extent to which investor interest in us will lead to the development of a trading market or how liquid that market might be. In addition, you may not trade the common stock and warrants separately from the units until six months from the effective date of this offering unless we agree with underwriter that trading may begin sooner.


WE HAVE A LIMITATION ON OUR DIRECTORS' AND OFFICERS' LIABILITY FOR BREACH OF FIDUCIARY DUTY.


     If you purchase units, you will have a limited right to recover against our directors and officers' for their breach of fiduciary duty. Our Articles of Incorporation and our By-laws limit the liability of our directors and officers to LearnSat.Com or our shareholders for monetary damages for breach of fiduciary duty except as may be permitted under Florida Law. See "Management -- Limitation of Liability and Indemnification Matters."



THE UNDERWRITER'S WARRANTS MAY RESTRICT OUR ABILITY TO RAISE ADDITIONAL CAPITAL.


     Upon consummation of the offering we will sell to the underwriter and/or its designees, for nominal consideration, warrants to purchase up to 266,800 shares of common stock at $1.80 per share, 266,800 C non-redeemable warrants and 133,400 D non-redeemable warrants. For the life of the underwriter's warrants, the holders will have, at a nominal cost, the opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interest of our existing security holders. As long as the underwriter's warrants remain unexercised, our ability to obtain additional financing may be limited. The underwriter may exercise its warrants at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided for by the warrants.

YOU CANNOT SELL THE SHARES UNDERLYING THE WARRANTS IF WE DO NOT HAVE AN EFFECTIVE REGISTRATION STATEMENT.

     The warrants cannot be exercised and the underlying shares sold unless a prospectus is kept effective and the shares underlying the warrants are qualified or exempt in the states in which exercising warrant holders reside. We have registered these shares and have qualified them in the states where we plan to sell the units unless this qualification has not been required. We have also filed an undertaking with the SEC to maintain a current prospectus relating to these shares until the expiration of the warrants. However, we cannot assure that we will be able to satisfy this undertaking. If we fail to do so the warrants may be deprived of any value. The common stock and warrants are detachable and separately transferable six months after the effective date of this offering unless sooner agreed to by us and the underwriter. Purchasers may buy warrants in the aftermarket or may move to jurisdictions in which the shares underlying the warrants are not so registered or qualified during the period that the warrants are exercisable. In that event, we would be unable to issue shares to those persons desiring to exercise their warrants, and warrant holders would have no choice but to offer to sell the warrants in a jurisdiction where a sale is permitted or allow them to expire unexercised.


YOU COULD LOSE YOUR RIGHT TO EXERCISE YOUR WARRANTS IF WE EXERCISE OUR RIGHT TO REDEEM THE WARRANTS.



     Under some circumstances, we may redeem all of the warrants at nominal cost. If you are a warrant holder and we call for redemption, to the extent we redeem your warrants, you will lose your right to purchase shares pursuant to your warrants. Furthermore, the threat of redemption could force you to:


     - exercise your warrants at a time when it may be disadvantageous for you to do so;

     - sell your warrants at the then current market price when you might otherwise wish to hold them; or

     - accept the redemption price which will be substantially less than the market value of your warrants at the time of redemption.


See "Description of Securities -- Warrants" for the conditions under which we may redeem the warrants. We will not call the warrants for redemption if a current prospectus is not available for the exercise of the warrants.



OUR ABILITY TO ISSUE PREFERRED STOCK MAY DIMINISH YOUR RIGHTS AS A COMMON SHAREHOLDER AND BE USED AS AN ANTI-TAKEOVER DEVICE.


     Our Articles of Incorporation authorize our board of directors to issue up to 20 million shares of preferred stock without approval from our shareholders. If you purchase our common stock, this means that the board of directors has the right, without your approval as a common shareholder, to fix the relative rights and preferences of the preferred stock. This would affect your rights as a common shareholder regarding, among other things, dividends and liquidation. We could also use the preferred stock to deter or delay a change in control of LearnSat.Com that may be opposed by our management even if the transaction might be favorable to you as a common shareholder. See "Description of Securities -- Preferred Stock."


FLORIDA CORPORATE LAW ANTI-TAKEOVER PROVISIONS COULD IMPEDE ACTIONS, SUCH AS THE REMOVAL OF DIRECTORS, A CHANGE IN CONTROL OR A MERGER, WHICH COULD BE BENEFICIAL TO YOUR INTERESTS AS A SHAREHOLDER.


     Some provisions of the Florida Business Corporation Act could delay or frustrate the removal of incumbent directors or a change in control of LearnSat.Com. They also could discourage, impede, or prevent a merger, tender offer or proxy contest, even if such an event would be favorable to the interests of our shareholders. See "Description of Securities -- Corporate Law Anti-Takeover Provisions" for a discussion of these provisions.

UNREGISTERED SHARES ELIGIBLE FOR FUTURE SALE MAY AFFECT THE MARKET PRICE OF COMMON STOCK SHOULD A PUBLIC MARKET DEVELOP.

     If a market for our common stock should develop in the future, the price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock. Mr. and Mrs. Brewer have agreed with Dirks not to sell or otherwise transfer their restricted securities until 13 months after the date of this prospectus unless earlier permitted by Dirks. See "Shares Eligible for Future Sale."


THE UNDERWRITER'S ACTIVITIES MAY INFLUENCE THE MARKET FOR OUR SECURITIES.



     Although it is under no obligation to do so, the underwriter intends to make a market in our common stock and may otherwise effect transactions in our securities. This market-making activity can be discontinued at any time. The exercise of the warrants may depress the price of our common stock. If this should occur, the underwriter may choose to discontinue its market-making activities. Moreover, if the underwriter exercises the underwriter's warrants, or acts as a warrant solicitation agent for the warrants, it may be required under the Exchange Act to temporarily suspend its market-making activities. The prices and liquidity of our securities may be significantly affected by the degree, if any, of the underwriter's market-making participation.


                           FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including some risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                USE OF PROCEEDS


     The net proceeds to LearnSat.Com from the sale of the units in this offering are estimated to be approximately $3.1 million, or approximately $3.6 million if the underwriter's over-allotment option is exercised in full, after payment of underwriting discounts and commissions and estimated offering expenses.


     The following table sets forth our estimated use of these proceeds.

                                                               AMOUNT OF      PERCENTAGE OF
PURPOSE                                                       NET PROCEEDS    NET PROCEEDS
-------                                                       ------------    -------------
Completion of ED-WEB(TM) system development.................   $1,100,000          35.6
Initial installation and marketing of the ED-WEB(TM)
  system....................................................    1,300,000          42.0
Purchase of equipment for our current business..............      100,000           3.2
Repayment of bank line of credit............................      275,000           8.9
Working capital and general corporate purposes..............      318,000          10.3
                                                               ----------        ------
TOTAL.......................................................   $3,093,000        100.00
                                                               ==========        ======

     The above table represents our best estimate of how we will allocate the net proceeds of the offering, based on our current operations, plans, and economic conditions. The amount and timing of expenditures will vary depending on factors that include our progress in developing and marketing our new ED-WEB(TM) system and services, and changes in competitive conditions. We reserve the right to modify the percentage of net proceeds used for any one purpose to the extent that we determine advisable. Accordingly, we will have broad discretion as to application of these proceeds. Shareholders may disagree with our determination of the best use of proceeds. We cannot assure that the proceeds will be invested to yield a favorable return.

     We believe that the net proceeds from the sale of the units and cash generated by our operations will suffice to satisfy our contemplated cash requirements for at least 12 months after the date of this prospectus. In the event that we do require additional financing, we cannot assure that this financing will be available to us on acceptable terms, if at all.

     We plan to invest the proceeds that we do not immediately use principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

                                DIVIDEND POLICY

     We have never paid any dividends on our common stock. We currently intend to retain any earnings our operations may generate to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future cash dividends, if any, will be paid at the discretion of our board of directors. Any future determination to pay cash dividends will depend on:

     - the results of our operations;

     - our financial condition;


     - our capital requirements;


     - our contractual restrictions; and

     - other factors deemed relevant at the time by our board of directors.

                                    DILUTION


     If you purchase securities in this offering, you will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Our net tangible book value per share as of June 30, 1999 was approximately $.03 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, that is our total tangible assets less our total liabilities, by the total number of outstanding shares of common stock.



     As of June 30, 1999, our tangible assets consisted of all of our assets as shown on our balance sheet, except for intangible assets amounting to $83,928. After giving effect to our sale of 2,668,000 shares of common stock in this offering, excluding the underwriter's over-allotment option, without giving effect to the shares issuable upon the exercise of any warrants, our adjusted net tangible book value per share as of June 30, 1999 would have been approximately $.22. This represents an immediate increase in the adjusted net tangible book value per share of $.19 to existing common shareholders and an immediate dilution, the difference between the $ 1.50 per share price to the public, assuming that the entire price of the units is allocated to the shares, and the adjusted net tangible book value per share after the offering, in the adjusted tangible book value of $1.28 per share, representing a dilution percentage of approximately 85%, to new investors.


     The following table illustrates this per share of common stock dilution:


The initial price of a share of common stock paid by new
  investors.................................................           $1.50
Net tangible book value per share of common stock before the offering..................................................  $ .03
Increase in adjusted net tangible book value per share of
  common stock attributable to new investors................    .19
                                                              -----
Adjusted net tangible book value per share of common stock
  after the offering........................................             .22
                                                                       -----
Dilution of adjusted net tangible book value per share of
  common stock to new investors.............................           $1.28
                                                                       =====



     If the over-allotment option is exercised in full, the adjusted net tangible book value per share of common stock after the offering would have been $.25, resulting in dilution to new investors of $1.25 per share of common stock.

                               PRIVATE FINANCING


     In March 1999, we completed the sale of 12.5 units at a price of $50,000 per unit in a private financing transaction. Each private financing unit consisted of 100,000 shares of common stock, 100,000 class A redeemable common stock purchase warrants, and 50,000 class B redeemable common stock purchase warrants. Each class A redeemable warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share and each class B redeemable warrant entitles the holder to purchase one share of common stock at a price of $4.00 per share. The class A redeemable warrants are exercisable through December 31, 2002 and the class B redeemable warrants are exercisable through December 31, 2004. The shares of common stock underlying the private financing units and the shares of common stock issuable upon exercise of the class A redeemable warrants and the class B redeemable warrants have been registered for public sale and are being sold by selling shareholders under another prospectus. Charles and Linda Brewer purchased one half unit which they paid for with a promissory note. The note, together with interest at the annual rate of 7.75%, is due on March 5, 2000. On September 26, 1999, Mr. and Mrs. Brewer prepaid $15,000 of the principal.


     Barry W. Blank purchased two units in the private financing and his mother purchased one half unit. Mr. Blank is employed by Dirks as a registered representative. He participated in the sale of the private financing units and will participate in the sale of the units in this offering.

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1999, the capitalization of LearnSat.Com


     - on an actual basis; and


     - on an as adjusted basis to reflect receipt of the estimated net proceeds from sale of units in this offering at an initial offering price of $3.00 per unit, excluding the over-allotment option, after deducting underwriter's discounts and commissions and our offering expenses. See also "Use of Proceeds."



     Shares of common stock does not include: (i) 1,500,000 shares of common stock reserved for issuance under our stock option plan, of which 585,000 shares will be subject to outstanding options upon completion of this offering; (ii) underwriter's warrants to purchase up to 667,000 shares of common stock; and
(iii) 2,062,500 shares of common stock issuable upon exercise of outstanding warrants owned by purchasers in the private financing. See "Private Financing" and "Management -- Stock Option Plan." You should read this table in conjunction with our financial statements and related notes included elsewhere in the prospectus.



                                                                   JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
Short term borrowings and current portion of long-term
  debt......................................................  $414,398    $  414,398
                                                              ========    ==========
Long-term debt..............................................  $155,418    $  155,418
                                                              --------    ----------
Shareholders' equity:
Preferred stock, $0.001 par value; 20,000,000 shares
  authorized; no shares issued and outstanding, actual and
  as adjusted...............................................        --            --
Common stock, $0.001 par value; 50,000,000 shares
  authorized; 13,690,677 shares issued and outstanding,
  actual; 16,358,677 shares issued and outstanding, as
  adjusted..................................................    13,691        16,359
Additional paid-in-capital..................................   503,743     3,593,848
Retained earnings...........................................    11,267        11,267
Less stock subscription receivable..........................   (25,621)      (25,621)
                                                              --------    ----------
          Total shareholders' equity........................   503,080     3,595,853
                                                              --------    ----------
          Total capitalization..............................  $658,498    $3,751,271
                                                              ========    ==========

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read in conjunction with the financial statements and the related notes of LearnSat.Com and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in the prospectus. The selected financial data presented below under the caption "Statement of Operations Data" for the years ended December 31, 1997 and 1998 are derived from our financial statements which have been audited by Goldstein Golub Kessler LLP, independent certified public accountants. The balance sheet as of December 31, 1998 and the statement of operations for the years ended December 31, 1997 and 1998 and the related report are included elsewhere in this prospectus. The selected financial data presented below under the caption "Pro Forma Statement of Operations Data" are unaudited and are derived from the financial statements of LearnSat.Com included elsewhere in this prospectus. The selected financial data presented below as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are derived from the unaudited financial statements appearing in this prospectus. In the opinion of management, the unaudited financial statements for the interim periods include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 1999 are not necessarily indicative of the results expected for the full year. No cash dividends, other than S Corporation distributions, were paid for any years presented.



                                                                              SIX MONTHS
                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                            ------------------------    -----------------------
                                               1997          1998          1998         1999
                                            ----------    ----------    ----------    ---------
STATEMENTS OF OPERATIONS DATA:
Net sales.................................  $2,576,230    $2,144,169    $1,072,451    $ 896,820
Cost of sales.............................   2,076,336     1,914,482       922,870      830,767
                                            ----------    ----------    ----------    ---------
Gross profit..............................     499,894       229,687       149,581       66,053
Selling, general and administrative
  expenses................................    (282,721)     (409,970)     (237,806)    (252,218)
Net gain on settlement of litigation......                                              215,691
                                            ----------    ----------    ----------    ---------
Operating income (loss)...................     217,173      (180,283)      (88,225)      29,526
Other expenses -- net.....................     (42,000)      (58,611)      (26,954)     (15,359)
                                            ----------    ----------    ----------    ---------
Income (loss) before provision for
  income taxes............................     175,173      (238,894)     (115,179)      14,167
Provision for income taxes................                                                2,900
                                            ----------    ----------    ----------    ---------
Net Income (loss).........................  $  175,173    $ (238,894)   $ (115,179)   $  11,267
                                            ==========    ==========    ==========    =========


     The following table provides pro forma income statement data as if LearnSat.Com had entered into employment agreements with two of its officers as of the first day of each period and as if LearnSat.Com was being taxed as a C Corporation during each of these periods.


                                                                              SIX MONTHS
                                         YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
PRO FORMA STATEMENT OF OPERATIONS
  DATA:
Income (loss) before pro forma
  adjustment for employment agreements
  and pro forma provision (credit) for
  income taxes........................  $   175,173    $  (238,894)   $  (115,179)   $    11,267
Pro forma adjustment for employment
  agreements..........................      (55,000)       (55,000)       (27,500)
                                        -----------    -----------    -----------    -----------
Pro forma income (loss) before
  provision (credit) for income
  taxes...............................      120,173       (293,894)      (142,679)        11,267
                                        -----------    -----------    -----------    -----------

                                                                              SIX MONTHS
                                         YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
Pro forma provision (credit) for
  income taxes:
     Federal..........................       27,300        (27,300)       (13,650)
     State............................        7,200        ( 7,200)        (3,600)
                                        -----------    -----------    -----------    -----------
                                             34,500        (34,500)       (17,250)
                                        -----------    -----------    -----------    -----------
Pro forma net income (loss)...........  $    85,673    $  (259,394)   $  (125,429)   $    11,267
                                        ===========    ===========    ===========    ===========
Basic pro forma net income (loss) per
  common share........................  $      0.01    $     (0.02)   $     (0.01)   $      0.00
                                        ===========    ===========    ===========    ===========
Weighed average number of common
  shares outstanding -- basic.........   12,440,677     12,440,677     12,440,677     13,248,688
                                        ===========    ===========    ===========    ===========
Diluted pro forma net income (loss)
  per common share....................  $      0.01    $     (0.02)   $     (0.01)   $      0.00
                                        ===========    ===========    ===========    ===========
Weighted average number of common
  shares outstanding -- diluted.......   12,474,011     12,440,677     12,440,677     13,260,474
                                        ===========    ===========    ===========    ===========



     The following table provides a summary of our balance sheet at June 30, 1999:



     - on an actual basis; and



     - on an adjusted basis to reflect the sale of 1,334,000 units in this offering, using an initial offering price of $3.00 per unit and the receipt of the estimated net proceeds.



                                                                    JUNE 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
BALANCE SHEET DATA:
Working capital.............................................  $  277,968    $3,451,241
Total assets................................................   1,530,211     4,597,984
Short-term debt.............................................     414,398       414,398
Long-term debt..............................................     155,418       155,418
Shareholders' equity........................................     503,080     3,595,853

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     In this section, we explain the financial condition and results of operations of LearnSat.Com for the fiscal years ended December 31, 1998 and 1997 and the six-month periods ended June 30, 1999 and 1998. We also discuss the anticipated capital requirements for our planned new business segment -- providing high-speed two-way satellite communications services. As you read this section, you may find it helpful to refer to our financial statements and the notes to those statements at the end of this prospectus.


RESULTS OF OPERATION

     In this section, we discuss our earnings for the periods indicated and the factors affecting them that resulted in changes from one period to the other.


  Comparison of Six Months ended June 30, 1999 to Six Months ended June 30, 1998


     Net Sales


     Net sales consists of sales of products and services net of any discounts and allowances. Net sales decreased to $896,820 for the six months ended June 30, 1999 from $1,072,451 for the six months ended June 30, 1998. We believe that this decrease of $175,631, or 16.4%, was primarily due to a decrease in decoder sales.


     Cost of Sales


     Cost of sales consists primarily of equipment and materials purchased for resale. Cost of sales decreased by $92,103, or 10.0%, to $830,767 for the six months ended June 30, 1999 from $922,870 for the six months ended June 30, 1998. However, as a percentage of net sales, cost of sales increased to 92.6% for the six months ended June 30, 1999 from 86.1% for the six months ended June 30, 1998. We believe the increase in cost of sales as a percentage of net sales was due primarily to an increase in subcontractor expenses incurred by us to rectify an unexpected malfunction of equipment installed in a 1998 project on a fixed fee basis.



     As a result, gross profit decreased by $83,528, or 55.8%, to $66,053 for the six months ended June 30, 1999 from $149,581 for the six months ended June 30, 1998.


     Selling, General and Administrative Expenses


     Selling, general and administrative expenses consist of such items as salaries, professional fees, depreciation and amortization, travel and insurance. Selling, general and administrative expenses increased by approximately 6.1% to $252,218 for the six months ended June 30, 1999 from $237,806 for the first six months ended June 30, 1998.



     Selling expenses decreased to $5,817 for the first six months of 1999 from $20,527 for the first six months of 1998. This decrease of $14,710, or 71.2%, reflects the fact that during the six months ended June 30, 1998 we premarketed ED-WEB(TM) to potential customers.



     General and administrative expenses increased by 29,122% to $246,401 for the first six months of 1999 from $217,279 for the first six months of 1998. This approximately 13.4% increase primarily represents salaries paid during the six months ended June 30, 1999 that were not paid during the six months ended June 30, 1998 because of our S corporation status.



  Net Gain on Settlement on Litigation



     In September 1999, we settled a lawsuit between us and two suppliers. The net effect of this settlement to us was a one time gain of $215,691 recorded in the quarter ended June 30, 1999. For more detailed information on the computation of this gain, see footnote 6 to our audited financial statements at the end of this prospectus.

     Operating Loss


     As a result of the factors discussed above, our operating income increased $117,751, or 133.5%, to $29,526 for the first six months of 1999 from an operating loss of $88,225 for the first six months of 1998. However, excluding the one time gain of $215,691 related to the settlement of litigation, our operating loss increased $97,940, or 111.0%, to $186,165 for the six months ended June 30, 1999 compared to the six months ended June 30, 1998.


     Interest Expense


     Interest expense, excluding interest income of $4,311, increased 11.8%, to $30,130 for the first six months of 1999 from $26,954 for the first six months of 1998. This increase primarily was due to the fact that we had larger turnkey projects during the six months ended June 30, 1999 which required us to fund inventory for longer periods.


  Comparison of Fiscal Year ended December 31, 1998 to Fiscal Year ended December 31, 1997

     Net Sales


     Net sales decreased to $2,144,169 for fiscal 1998 from $2,576,230 for fiscal 1997. We believe that the primary reason for this decrease of $432,061, or 16.8%, was a delay in the delivery of two encoders by the manufacturer until after December 31, 1998. Had these encoders been timely delivered, net sales for fiscal 1998 would have increased by approximately $225,000, which represents approximately 52% of the decrease in net sales from fiscal 1997 to fiscal 1998. We believe that another significant factor in the decrease in net sales was a reduction in orders for decoders during the last quarter of fiscal 1998. We do not believe that this decrease is a long-term trend, although we can give no assurance to this effect.


     Cost of Sales


     Cost of sales decreased by $161,854, or 7.8%, to $1,914,482 for fiscal 1998 from $2,076,336 for fiscal 1997. However, as a percentage of net sales, cost of sales increased to approximately 89.3% for fiscal 1998 from approximately 80.6% for fiscal 1997. We believe the increase in cost of sales as a percentage of net sales primarily was due to a tightening of the labor market for skilled satellite installers which required us to rely on subcontractors rather than employees for satellite installations.



     As a result, gross profit decreased by $270,207, or 54.1%, to $229,687 for fiscal 1998 from $499,894 for fiscal 1997.


     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $127,249, or 45.0%, to $409,970 for fiscal 1998 from $282,721 for fiscal 1997.

     Selling expenses decreased $3,795, or 17.3%, to $18,091 for fiscal 1998 from $21,886 for fiscal 1997.

     General and administrative expenses increased to $391,879 for fiscal 1998 from $260,835 for fiscal 1997. We believe that this increase of $131,044, or 50.2%, resulted primarily from our commencement of activities related to our proposed new business segment. We began to explore the feasibility of entering the Internet communications services business in December 1997.

     Operating Income (Loss)


     As a result of the factors discussed above, our operating income decreased by $397,456, or 183.0%, to a $(180,283) loss for fiscal 1998 from income of $217,173 for fiscal 1997.


     Interest Expense

     Interest expense increased to $58,611 for fiscal 1998 from $42,000 for fiscal 1997. We believe that this increase of $16,611, or 39.6%, resulted primarily from increased carrying costs related to inventory that was already in the field but was not installed, due to delays mainly related to obtaining satellite installers. We generally do not bill a client until installation is completed or certain major milestones have been met. As a result, we were required to finance the cost of this equipment for a longer than usual period of time. In this regard, see the discussion of our credit line below in "Liquidity and Capital Resources."


     Through December 31, 1998, we elected to be treated as an S corporation. This means that we were able to pass through the income or loss of LearnSat.Com directly to our shareholders. We were required to terminate S corporation status prior to the commencement of our private offering in January 1999. The private offering is discussed below in "Liquidity and Capital Resources" and in the "Private Financing" section of this prospectus. As a result, all future income taxes will be LearnSat.Com's responsibility. As reflected in the Statement of Operations and Note 11 of our financial statements, if we had terminated S corporation status prior to January 1, 1997, our net income after taxes in fiscal 1997 would have been $85,673, rather than $175,173 and our net loss after taxes in fiscal 1998 would have been $259,394, rather than $238,894. This pro forma data assumes that, in lieu of the S corporation distributions these shareholders took, we had paid salaries to our shareholder-officers during these two fiscal years in amounts equal to their first year's salary, as set forth in their employment agreements.


LIQUIDITY AND CAPITAL RESOURCES


     At June 30, 1999, we had working capital of $277,968 compared to working capital of $263,656 at December 31, 1998. This increase in working capital resulted primarily from our receipt of net proceeds from the sale of units consisting of stock and warrants in a private financing transaction completed in March 1999 primarily offset by a shift of a significant amount of long-term debt to short-term debt, the purchase of equipment and building construction.


  Net Cash Flow From Operating Activities


     We had a negative cash flow from operating activities for the first six months of fiscal 1999 in the amount of $140,964 compared to a positive cash flow from operating activities for the first six months of fiscal 1998 of $90,757. Cash flow for the first six months of fiscal 1999 was negative primarily due to a significant loss from operations, excluding the non-cash gain from the settlement of litigation, and a significant decrease in accounts payable and accrued expenses offset by a significant decrease in accounts receivable. Cash flow from operations was positive for the first six months of fiscal 1998 primarily due to decreases in accounts receivable of $283,117 and costs in excess of billings on uncompleted contracts of $244,834, offset by a decrease of $313,309 in accounts payable and accrued expenses. The significant decrease in accounts receivable during the first six months of fiscal 1998 was due to our receipt of payment for decoders shipped in December 1997.


     We had a positive cash flow from operating activities for the 1998 fiscal year in the amount of $54,019 compared to a negative cash flow from operating activities for the 1997 fiscal year of $9,616. Cash flow for fiscal 1998 was positive primarily due to a significant decrease in accounts receivable, offset primarily by a decrease in accounts payable and accrued expenses and a net loss from operations. Accounts receivable decreased by $389,252 during fiscal 1998 compared to an increase in accounts receivable of $514,215 during fiscal 1997. Similarly, accounts payable decreased by $253,894 during fiscal 1998 compared to an increase in accounts payable of $146,175 during fiscal 1997. We believe that the increase in accounts payable and the decrease in the accounts receivable are both due to timing issues related to shipment and payment; we made a $508,560 shipment of decoders in December 1997, but we did not receive payment until February 1998.

  Net Cash Used in Investing Activities


     Our investing activities during the first six months of fiscal 1999 primarily related to the construction of our expanded corporate office building. Cash flows used in investing activities increased to $63,501 during the first six months of fiscal 1999 from $45,320 during the first six months of fiscal 1998. This increase of $18,181 or approximately 40.1% primarily was primarily due to building construction, offset by a non-recurring event -- a minor insurance recovery related to one of our vehicles -- during the first six months of fiscal 1999.

     During the 1998 fiscal year, our investing activities consisted primarily of remodeling our facilities and purchasing a company vehicle. Cash flows used in investing activities decreased to $64,858 during fiscal 1998 from $173,305 during fiscal 1997. This decrease of $108,447 or approximately 62.6% primarily was due to the fact that we purchased land and a mobile up-link in fiscal 1997 and did not make comparable purchases during fiscal 1998.

  Net Cash Provided by or Used in Financing Activities


     We received net cash from financing activities of $309,580 during the first six months of fiscal 1999. We used $31,001 in financing activities during the first six months of fiscal 1998. This significant increase in net cash provided by financing activities was due primarily to the receipt of approximately $503,750 of net cash proceeds from our private financing transaction, referred to below.


     Net cash received from financing activities decreased to $56,384 during fiscal 1998 from $164,189 for fiscal 1997. This decrease of $107,805 or approximately 65.7% primarily resulted from a decrease in the net amount of proceeds from short-term borrowings and long-term debt, less payments of short-term borrowings and long-term debt to $154,252 for fiscal 1998 from $246,513 for fiscal 1997. A $15,544 or approximately 18.9% increase in S corporation distributions to shareholders also contributed to the decrease in net cash from financing activities. As discussed above in "Results of Operation -- Comparison of Fiscal Year ended December 31, 1998 to Fiscal Year ended December 31, 1997; Interest Expense," we terminated our S corporation status in December 1998.


     In April 1999, we refinanced our existing line of credit with a line of credit from BancFirst that permits us to borrow up to $450,000. As of October 1, 1999, our outstanding principal balance under the credit line was approximately $443,593. Outstanding principal under this credit line bears interest at an annual rate equal to the Chase New York Prime Rate plus 1%. Interest is payable monthly and all principal and accrued unpaid interest is due on April 8, 2000. Funds due under this credit line are secured by substantially all of our assets, including accounts receivable and inventory, and part of the credit line is secured by the personal guarantees of Linda and Charles Brewer. We will use a portion of the proceeds from this offering to repay a part of this credit line.


     If we default on the credit line or any other debt that we owe to the bank, the bank can:

     - declare the outstanding balance plus all accrued interest immediately due;

     - increase the annual interest rate to the lesser of 21% or the maximum permitted under Oklahoma law; and

     - seize and sell the collateral.

     Events of default include:

     - our failure to make a payment when due;

     - our breach of a promise or our misrepresentation to the bank;

     - our failure to perform any other covenants or obligations under the credit line;

     - our default under any other agreement that materially affects our property or our ability to repay the credit line;

     - our becoming insolvent or entering into bankruptcy, insolvency or some other similar transaction;

     - if any creditor of ours attempts to take any of our assets that are pledged as security under the credit line;

     - defective collateralization;

     - if either Linda or Charles Brewer, the guarantors of the credit line, dies or is the subject of any of the other events of default discussed in this paragraph; or

     - if we experience a materially adverse change in our financial condition or the bank, in good faith, no longer deems itself secured.

     We are required to provide the bank with periodic financial information and we cannot incur any additional debt without the bank's permission, except for trade debt incurred in the ordinary course of our business. The amount of any future advance under the credit line that we may request is limited to 80% of our eligible finished contract receivables plus 50% of inventory; however, no advances will be made on work in process.


     In April 1999, we refinanced other loans with two term notes from BancFirst, one for $79,663 and the other for $52,625. As of October 1, 1999, our outstanding principal balance under the $79,663 note was approximately $72,822 and under the $52,625 note was approximately $46,254. These notes bear interest at an annual rate equal to the Chase New York Prime Rate plus 1%. Principal and interest are payable in monthly installments. The final payment under the $79,663 note is due on April 15, 2003 and the final payment under the $52,625 note is due on April 15, 2002. Funds due under these notes are secured by all of our equipment, vehicles, furniture, and fixtures. The other material terms of these notes are similar to those in our credit line with BancFirst discussed above.


     In March 1999, we raised gross proceeds of $625,000 from the sale of units consisting of stock and warrants in a private financing transaction. $25,000 of this amount is represented by a note receivable from Mr. and Mrs. Brewer.

FUNDING FOR OUR PLANNED OPERATIONS AS A BROAD BAND INTERNET SERVICE PROVIDER


     We believe that we will require approximately $2.4 million to complete the development of our new ED-WEB system and to begin generating revenues from sales. We anticipate that we may need an additional $200,000 to $1.2 million to expand the high-speed two-way satellite communications services system during the first year and an additional $3.5 million to $31 million to support an expanded system by the end of our fifth year of operating this new business segment. The large variation in potential expenditures will depend on how many remote sites are established, where the sites are located, and the amount of equipment required at each site.



     Each remote site will use some standard ED-WEB(TM) site satellite equipment but some sites may also require connectivity equipment if an existing communications infrastructure is not available. Additional equipment could consist of some or all of the following:



     - a dial in 56 KBPS hub;



     - data subscriber line equipment; and



     - local wireless two-way equipment.



If the site requires all three types of connectivity equipment, our cost could increase by as much as $100,000 per site. However, to the extent that we lease rather than purchase the equipment, the amount of funds that we will require could decrease by up to 75%.



     We expect, but we cannot assure, that the net proceeds from this offering will be sufficient to complete development and begin generating revenues. Our actual future liquidity and capital requirements will depend on numerous factors discussed under the sections entitled "Risk Factors" and "Business." We will need additional funding to continue our expansion plans. In addition, we do not anticipate that revenues from operations will be sufficient to generate positive cash flow from then existing operations for at least 18 to 24 months. We hope to obtain this additional financing from the exercise of warrants, future equity and/or debt offerings and, possibly, bank or other traditional forms of funding. We cannot assure you that this funding will be available when required on terms acceptable to us, or at all. In the event that we are unable to obtain needed future financing, we may be forced to limit or curtail our expansion plans and focus on maximizing revenues and reducing costs related to then ongoing operations.


YEAR 2000 ISSUES

     Many currently installed computer systems and software products use two digits rather than four to define the applicable year, which means that date-sensitive software may recognize a date using "00" as the year

1900 rather than the year 2000. Our failure to address potential year 2000 malfunctions in our computer and non-information technology equipment and systems and those of our business partners could result in our suffering business interruptions, financial loss, harm to our reputation and legal liability.


     The proprietary software to be used in our ED-WEB(TM) system is being developed with four digit year recognition. We do not anticipate year 2000 problems with this software although we can give no assurance to this effect. The hardware in our system will be standard, off-the-shelf personal computers. Year 2000 compliance of equipment and software provided by third-party vendors is not within our control. We plan to obtain assurances from our vendors that any hardware and software that we use to construct the ED-WEB(TM) system will be year 2000 compliant. However, in the event that this hardware or software is not year 2000 compliant, our ED-WEB(TM) system may not operate properly. If a year 2000 problem should develop, we may have to overhaul our hardware and software and, possibly, suspend providing satellite communications services which would materially reduce revenues generated by our satellite communications services operations.


     Literature on the equipment that we currently sell and install indicates that this equipment is year 2000 compliant. We are in the process of making oral and written inquiries to manufacturers of this equipment to obtain certification of their year 2000 compliance. We have only received a small percentage of responses to our inquiries thus far. As a result, we have not received year 2000 compliance assurances from many of these parties nor do we expect to. We anticipate that some entities with whom we have or will have third-party relationships may not respond to our request for year 2000 assurances because they have not completed their year 2000 compliance efforts or they may lack sufficient incentive to respond to our inquiries. We do not plan to independently verify any of the assurances we receive. In addition, these parties are reliant upon other companies' applications, some of which may contain or rely upon software that is not year 2000 compliant and that may not be revealed through our inquiries. To the extent that year 2000 issues do arise with regard to this equipment, purchasers will be required to look to the manufacturer rather than to us for resolution of the problem. There are a number of back-up suppliers of equipment for most of the equipment that we sell. However, there are no back-up suppliers of encoders or decoders should there be year 2000 problems with these devices.

     Should we identify any problem with respect to our year 2000 readiness, we will seek to develop a remedy, test the proposed remedy and prepare a contingency plan, if necessary. We intend to develop contingency plans to resolve our most reasonably likely worst case year 2000 problems, which have not yet been identified. If any of our third-party suppliers are not year 2000 compliant, we will attempt to replace them with a year 2000 compliant supplier. We intend to complete our determination of the worst case scenarios after we have received and analyzed responses to our inquiries of third parties. We expect to complete our contingency plan by the end of October 1999.

     We do not have any material contracts with external contractors to assist us in completing our year 2000 compliance effort. In addition, no employees have been hired or reassigned to complete our year 2000 compliance.

                                    BUSINESS

GENERAL


     We have marketed and installed satellite communications equipment since our inception in 1991. We have provided satellite-delivered services that supply video and audio links between teachers and remote classrooms. We have offered these satellite communication services by providing our customers with the products, installation, training and warranties relating to these services. We have also been a reseller of many telecommunications products.


     Based on our experience in the telecommunications market, we plan to expand into the market for satellite broad band Internet access services. Broad band Internet service is Internet data operating or transmitting at 256 KBPS or Kilobits per second and above, which is a data transmitting rate expressed in thousands of bits per second. Broad band technology allows for the transmission of video, audio, data and other services over the Internet at 256 KBPS and above.


     We will offer Internet access services via satellite from our own Internet service provider or from other Internet service providers. In September 1999, we acquired a local Internet service provider with the domain name of "Cowboy.Net." Cowboy.Net has been in operation since 1995. Cowboy.Net provides local connection to the Internet with multiple dial-in hubs and a complete uninterruptible power source back up in the event of a power loss. We will also offer Intranet service as a provider of virtual private networks, where the Internet is not fast enough or the quality of service is unacceptable. A virtual private network is a data communications network that by-passes public networks such as the Internet.


     We plan to utilize our existing FCC-licensed satellite transmitting facility to offer high-speed Internet satellite services through a new delivery system that we are developing called ED-WEB(TM). These satellite Internet services will be offered using existing hardware and software platforms. We will augment these platforms with software that we are developing and for which we have filed a patent. We initially intend to establish high-speed Internet access services, and then offer ED-WEB(TM) as a licensed product.

     We believe the rural and global marketplace presents a business opportunity because most service providers consider it too costly to provide rural areas with the infrastructure for telecommunications services that will support the services we intend to provide through the ED-WEB(TM) system. We have identified rural and global communities under served by other telecommunication providers for our planned new services. Schools, libraries, hospitals, businesses and government agencies in these areas generally lack high-speed Internet access.

     We believe that ED-WEB(TM) will provide potential customers in these communities with improved communication services that support new applications in:

     - distance learning -- the use of electronic media to connect teachers and remote classrooms;

     - desktop and group videoconferencing;

     - telemedicine -- the use of electronic media to connect medical practitioners and patients;

     - Internet access;

     - surveillance -- the use of electronic media to enable monitoring of remote sites;

     - process control -- the use of electronic media to allow control of remote sites; and

     - virtual private networks.

Distance Learning applications include:

     - teacher training;

     - literacy training;

     - citizenship programs;

     - job skills training; and

     - curriculum development.

Telemedicine applications include:


     - diagnostic analysis;

     - tumor treatment;



     - patient monitoring;



     - patient care;



     - clinical treatment for prisoners; and



     - clinical treatment for patients in remote locations.



     Telemedicine applications will provide direct and immediate contact between doctors. They will not provide contact between a doctor and a patient unless a doctor, or other medical professional, is present with the patient. In all cases, these applications will comply with applicable medical regulation requirements.


Internet access applications include:

     - web hosting -- storage and retrieval services for customer web sites;

     - local wireless transmissions;

     - multimedia portals -- the ability to provide a group of video, data and voice application services to markets such as medical practitioners;

     - corporate and multi-family access -- the ability to send more than one signal to a building and then to distribute these signals throughout the building; and

     - global connections for undersea cable providers.

Virtual Private Networks access applications include:

     - corporate infrastructure for secure multimedia -- the ability to scramble satellite signals to prevent unauthorized access;

     - private training networks;

     - resort and cruise ship multimedia; and

     - online test and repairs of specialized equipment.

     We also hope to attract businesses, including corporate extension offices and manufacturing facilities, and government agencies such as correctional facilities to use our high-speed Internet services. These sites are often excluded from high-speed Transmission Control Protocol/Internet Protocol, TCP/IP, based communications systems. TCP/IP is the protocol, or standard, used to transmit data, video and voice over the Internet.


     We cannot assure, however, that the ED-WEB(TM) system and related products and services will be accepted by the marketplace at a level which will make our new business profitable because we have not begun to offer these products and services and have no direct experience on which to base an estimate of acceptance. We also cannot assure that if the ED-WEB(TM) system is accepted in the marketplace, others will not enter the market and significantly restrict our ability to compete.


CURRENT PRODUCTS AND SERVICES

  Products

     We provide hardware as well as installation and maintenance services for universities, colleges, and K-12 schools for distance learning courses taught via satellite. Traditionally, we have focused our efforts on providing sales, network installation services and products that transmit and receive data primarily by satellite.

The general categories in which we currently sell products and services include:

     - DIGITALLY ENCODED SATELLITE UP-LINK EARTH STATIONS. These are facilities located at colleges and universities employed to transmit courses to satellites using the new compressed digital technology based on ISO standards. These standards permit equipment manufactured by different vendors to operate together. ISO, the International Standards Organization, is a multi-national group that set standards for data acquisition and transmission.

     - DECODER-EQUIPPED SATELLITE DOWN-LINK EARTH STATIONS. These are television receive-only satellite systems that can decode digitally transmitted signals.

     - STAND-ALONE SATELLITE DECODERS. These are decoders manufactured by General Instruments. Approximately ten states as well as the Public Broadcasting System and its affiliates transmit signals that require each receiving site to use at least one decoder.

     - SATELLITE TRANSMISSION SERVICES. These are one-way, scheduled transmission services.

     - TRANSPORTABLE EARTH STATIONS. These are satellite up-links -- one way connections from earth stations to satellites -- that can be delivered to remote sites to provide up-link services for specific courses or programs.

     - VIDEO/AUDIO TELECONFERENCING SYSTEMS. These are distance learning classrooms that include cameras, microphones and other aids to teach courses from remote locations.

Some of the specific products we distribute include:

     - satellite antennas;

     - high power amplifiers and transceivers;

     - video upconverters/modulators;

     - digital satellite encoders;

     - digital satellite decoders and receivers;

     - low noise block converters;

     - analog satellite receivers;

     - satellite test equipment;

     - antenna feeds;

     - actuators; and

     - classroom monitors, cameras, microfilm and control equipment.

We purchase products from various manufacturers, including:


     - General Instruments Corporation;



     - CPI, Inc. (formerly Varian);


     - D.H. Satellite, Inc.;

     - Panasonic;


     - Andrew Corporation;


     - Prodelin Corporation;

     - Norsat International, Inc.; and

     - Chaparral Communications, Inc.


     We are a valued-added reseller, which means we provide services that add capabilities to the products we market. We have arrangements with our vendors that define the price at which we purchase items, specific terms and conditions, and a description of the products. Some agreements specify minimum purchase order quantities and, therefore, require that we stock inventory. For those agreements which do not require minimum quantities, we purchase products against customer purchase orders. All agreements permit us to sell individual pieces or integrate the pieces into a system.


     We have approximately 20 vendors and written agreements with two of them:
General Instruments and Panasonic. General Instruments accounted for approximately 41% of our purchases and provided products that generated approximately 33% of our sales in 1998. It provided products that generated approximately 60% of our sales for the six months ended June 30, 1999. We have purchased products from General Instruments since 1996. No other single vendor has accounted for more than 10% of our purchases. We do not have exclusive arrangements with our vendors.


     Our systems are typically warranted for one year for our workmanship in building the system. Product warranties are passed through from the manufacturer. Since inception, the cost of our warranties has approximated less then 1% of our annual sales.


  Sales and Marketing



     Most of our sales are through short term arrangements to not-for-profit organizations, such as schools, universities and Federal and state government agencies, or to entities that sell to these institutions. We also distribute our products to about 50 resellers. We have ongoing quantity and fixed price agreements to sell satellite products to:


     - Nebraska ETV; and

     - South Carolina ETV.


The following three customers accounted for approximately 61% of our gross sales for the fiscal year ended December 31, 1998:


     - the Florida Department of Education;


     - the State of Kentucky; and


     - the University of New Mexico.


The work for these customers was performed under contracts which have been completed.



     The following three customers accounted for approximately 62% of our gross sales for the six months ended June 30, 1999:



     - the State of Kentucky;



     - Total Video Products; and



     - ADEC.



The State of Kentucky accounted for approximately 31% of our gross sales during this period. The work for these customers was performed under contracts which have been completed.



     Not-for-profit institutions require competitive bidding. Thus, approximately 90% of what we sell is competitively bid. Some agreements are multi-year while others are based on dollar volume. In either case, these institutions are generally restricted to annual or dollar volume budgets.


     We sell our products and systems primarily in response to requests for bids or requests for quotations submitted by our potential customers. We must be a qualified vendor in order for our bid to be accepted. In order to be a qualified vendor we must demonstrate that we can competently provide the services we offer and, in a number of instances, satisfy certain financial requirements. We are currently a qualified vendor for approximately 100 potential customers.

     We market our services by advertising in trade publications such as the annual Phillips Satellite Access Guide, Via Satellite and Satellite Communications, monthly trade journals, and The Funding Sources for K-12

Schools and Adult Basic Education published by the Oryx Press, an annual funding source book for not-for-profit organizations. We also participate in industry trade shows.

  Competition

     The market for satellite services and products is evolving rapidly. We expect that competition will continue to intensify. Our major competitors include:

     - Convergent Media Systems;

     - Dawn Satellite;

     - Satellite Engineering Group;

     - Miralite Communications; and

     - Andrew Corporation.

     Convergent Media Systems is our primary competitor for product sales. It is a privately owned company located in Atlanta, Georgia. Dawn Satellite, located in Lake Orion, Michigan, and Satellite Engineering Group, located in Kansas City, Missouri, are also privately-owned companies that compete with us for product sales.

     Miralite Communications competes with us for product sales and is our primary competitor for systems sales. It is a privately-owned company located in Newport Beach, California. Miralite has a larger sales organization than we have and builds antennas, which we do not. We believe these factors increase Miralite's ability to compete against us.


     Andrew Corporation, one of our antenna vendors, also competes with us for systems sales. Andrew is a public corporation with annual sales in excess of $500 million.


     Some of our competitors have longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we have. In addition, some of our competitors may be able to secure merchandise from vendors on more favorable terms, devote greater marketing resources, and adopt more aggressive pricing policies.

     Our customers generally require us, as a systems builder, to obtain performance and completion bonds. Our current financial condition limits us to bonding amounts of no more than approximately $1 million per contract. Accordingly, we do not bid to build systems that will cost more than $1 million. We believe, but cannot assure, that the proceeds of this offering will permit us to compete more effectively in our current business by allowing us to raise the amount of the bonds we can obtain and, thus, increase the number of products we offer.

PLANNED OPERATIONS AS A TELECOMMUNICATIONS AND INTERNET SERVICE PROVIDER


     We are currently expanding the scope of our services to become an Internet service provider and telecommunications provider offering high-bandwidth Internet services, which will allow us to provide broad band Internet access and compressed digital video delivery. Our new telecommunications system will be satellite-based and provide high-speed two-way data, voice and video transmissions. We believe it will be unique in providing high bandwidths at remote sites for transmitting as well as receiving this Internet data. We plan to provide these services through a new delivery system we are developing called ED-WEB(TM).


  ED-WEB(TM)


     ED-WEB(TM) is a satellite-based Internet telecommunications technology we are creating to provide high-speed communication services to communities under served by other telecommunication providers. We have a patent application pending in the U.S. Patent and Trademark Office directed to aspects of this technology. We plan to offer ED-WEB(TM) initially as a service, beginning in the fourth quarter of 1999. Eventually, we plan to offer it as a licensed product.

     ED-WEB(TM) will permit customers with high-speed connection requirements who are outside the infrastructure of a local telephone company to send and receive data at speeds of from 9.6 KBPS to full T-1. T-1 is a bundle of digital phone lines that operate at a combined bit rate of 1.544 MBPS or megabits per second, which is a data transfer rate expressed in millions of bits of data per second. ED-WEB(TM) will offer customers the following three transmission configurations:

     - FULLY INTERACTIVE TWO-WAY VIDEOCONFERENCING AND INTERACTIVE INTERNET. A fully interactive connection allows the customer's data to be sent from the site as well as received at the site.

     - OUTBOUND ONLY, ALSO KNOWN AS DATA CASTING. Basic data casting allows high-speed transmission of data to one or multiple nodes of a private, wide area network. An outbound path transmits data from an earth station to a satellite. It is designed for use in networks that have a pre-existing return path or have no need of return path channeling.

     - RETURN PATH ONLY, ALSO KNOWN AS BACK HAULS. A return path transmits data from a customer's earth station to a satellite and back to an earth station for further transmission.

  How the ED-WEB(TM) Service Will Work

     ED-WEB(TM) will consist initially of a GEO, or geosynchronous earth orbital, satellite system with a central site and multiple remote customer sites. A GEO satellite is a satellite traveling in a fixed orbital path that allows it to synchronize its movements with the earth. The ED-WEB(TM) system will transmit data to remote sites using currently available commercial technologies based on the MPEG II standard. Return data transmissions will use technologies, or logic, developed by us and defined in our patent application. MPEG, the Motion Picture Experts Group, is an international organization that sets standards for the quality of compressed digital data that can transmit video signals.


     The first central site will be located at our facility in Stillwater, Oklahoma. We will initially locate our remote customer sites within the satellite coverage of the U.S. domestic arc, which covers the lower 48 states and also includes Mexico, Central America and South America. We are negotiating for space with resellers of space segments on GEO satellites which cover these areas.


     We plan to begin operating ED-WEB(TM) within a partial GEO transponder and later expand it to operate within a full GEO transponder. A transponder is the circuit on a satellite that transmits and receives a signal from earth. We may add additional GEO transponders if the ED-WEB(TM) network grows. Eventually, we hope to expand the ED-WEB(TM) network to accommodate multiple satellites with different GEO coverages. Ultimately, we hope to expand the ED-WEB(TM) system to include low earth orbital, or LEO, satellites, at which point we envision this system accommodating customer requirements for both GEO and LEO satellite transponders. A LEO is a satellite orbiting the earth in a polar arc at an altitude of 350 to 1,250 miles. To our knowledge, LEO earth station equipment that fits our high speed access approach is not commercially available.


     A remote site will consist of VSAT equipment. A VSAT, or very small aperture terminal, is approximately 4' to 6' in diameter. The remote site equipment will consist of a roof-mounted antenna and PC-based electronics to support a Ku Band GEO satellite transmitting at a 14-14.5 Ghz frequency. Ku is a frequency used by satellites that operates at 10 to 20 millionths of a second. Ghz, or Gigahertz, is a frequency expressed in millionths of a second. We will furnish, install and maintain this equipment. The ED-WEB(TM) system will also include indoor equipment for remote sites that will connect to the customer's internal network or our Internet service provider.



     The ED-WEB(TM) central site in Stillwater will connect to a telephone company-supplied high-speed fiber network connected to our Internet service provider "Cowboy.Net." This connection will also provide other telephone company services such as ISDN connections. ISDN, or Integrated Services Digital Network, consists of two 64 KBPS telephone company digital lines. The Stillwater central site will operate with a fully redundant configuration. That is, the ED-WEB(TM) system will be capable of automatically switching to an alternate system in the event of electronic failure. A back-up generator will supply continuous power in the event of power failure. A battery backup will supply continuous electric power to enable the system to operate through unplanned power disturbances.

     We have designed the central site and most of the remote site. We have acquired some of the hardware for the central site. We have also designed the software files to operate ED-WEB(TM). We will use the MPEG II DVB, or Digital Video Broadcast, system for the outbound path which we will purchase from General Instruments or another provider of proven products. DVB is a European-adopted operating standard for the MPEG. We plan to write the proprietary part of the software for the return path and may contract out the writing of some of the non-proprietary part.

     We estimate it will take approximately 9 to 12 months to complete the development of ED-WEB(TM) and implement this system by installing the first 28 remote sites. During the first year of operations we hope to install about 200 sites. Thereafter, if customer demand warrants and necessary financing is available, we plan to install from 500 to 700 sites per year. We estimate the installation of these additional sites will cost between $1,000 and $6,000 per site, depending on location and differing data transfer rates. We plan eventually to support a minimum of 3,500 sites. We can give no assurance, however, that the cost and/or time needed to complete and install the ED-WEB(TM) system will not exceed our estimates, that customer support and/or financing will be available to permit us to expand the system, or that it will attract sufficient customers to make our business viable.


  Internet Access for Internet service providers and Videoconferencing with ED-WEB(TM)



     We recently acquired all of the assets and the business of Cowboy Communications, LLC, an Internet service provider operating under the name of Cowboy.Net, from Randall Donahoo, our Vice President of Engineering. See "Management" and "Certain Transactions." Cowboy.Net has approximately 400 customers in the Stillwater, OK area. We believe this acquisition will allow us to expand the range of communications services we can offer to potential ED-WEB(TM) customers. We plan to expand Cowboy.Net to other Oklahoma cities and remote locations in the United States that require Internet connectivity.



     In addition to developing Cowboy.Net, we will also offer remote Internet access capability through ED-WEB(TM) to other Internet service providers. We also plan to expand this service to other countries.


     Videoconferencing via an Internet protocol will be the second service ED-WEB(TM) will support. An Internet protocol is a protocol or standard that allows data to be self-directed. We plan to offer three modes of videoconferencing:

     - A customer may select a dedicated, full-time service. This method will provide the customer a continuous and uninterrupted video conferencing connection. The system would operate as though connected to the network by a telephone company supplied ISDN line. Whenever a customer needs a connection, the circuit would be available.

     - A customer may select a scheduled, time-specific connection. Following a request for a prearranged time for a conference to the ED-WEB(TM) central site, the central site would make a space segment available to the customer for a specific period. Several sites can participate in the video conference.

     - A customer may request an "on demand" connection. This method would assure the customer either a connection within five seconds of request or an immediate acknowledgment that the system was seeking one for him. However, the customer would be restricted to available time in 15 minute increments.

     Videoconferences may take place on a point-to-point basis via any of the three connection options discussed above, or on a point-to-multi-point basis.

  Real Time Internet

     We plan to offer companies, government agencies and other institutions the capability to monitor and control activities at remote sites. Using the ED-WEB(TM) system, these entities can maintain continual contact with remote sites through uninterrupted data transmissions via the Internet.

  ED-WEB(TM) Marketing

     Initially, we intend to market ED-WEB(TM) to the following entities:

     - healthcare providers;

     - educational institutions;

     - the Federal government, Federal contractors and Federal communications consultants; and


     - Internet service providers desiring to offer access to rural and developing areas.


     We have recently begun limited marketing at the National Association of Broadcasters Telcom East and Telcom West trade shows. Our experience there indicates that the customers interested in ED-WEB(TM) are in four general categories:

     - medical schools and hospitals in the U.S., Saudi Arabia, India and Guatemala;

     - U.S. government entities such as the Federal Bureau of Investigation, the Internal Revenue Service, the Army, the Air Force and the Department of Labor;

     - commercial enterprises such as video conferencing suppliers, systems integrators, service providers, and GEO and LEO satellite providers; and

     - suppliers of distance learning educational material.

     The potential customers who have the resources to purchase ED-WEB(TM)-type services are primarily medical institutions and private businesses. The U.S. government entities and the international governments that expressed interest cannot proceed without a lengthy procurement process. We cannot assure, however, that any expressions of interest in the ED-WEB(TM) system will ever result in sales.


     Based on our current estimate of the progress of ED-WEB(TM) development, we will begin offering ED-WEB(TM) in the year 2000 as a basic service to include hardware installation and Internet access. We plan to include medical, educational and media related content and anticipate that educators and teaching facilities unaffiliated with us will provide programming. Subject to compliance with any applicable government medical licensing requirements, we will offer the capability of transmitting specialized medical services to remote locations to supplement available care. We will also provide public schools with the ability to transmit courses taught via the Internet. We believe virtual private network service could be put to such uses as specialized videoconferencing for plant manufacturers in repairing complex equipment that cannot be moved. We will emphasize the comprehensive nature of ED-WEB(TM) in our marketing to penetrate the rural and global marketplace.



     Another aspect of our marketing will be to focus on the availability of government funding under the E-Rate provision of the 1996 Telecommunication Act. This act allows educational institutions to obtain government reimbursement for a portion of their telecommunications costs. We should be able to provide the telecommunications services for which many schools, libraries and hospitals are currently requesting grant discounts. Telephone companies are currently the predominant providers of these telecommunications services.



     An important feature of our marketing strategy will be to highlight the benefits of broad band Internet service to our customers. Because science and technology as well as business opportunities change rapidly, we believe it essential that thoughts and ideas be exchanged quickly face-to-face. We believe that ED-WEB(TM) will provide our customers convenient access to continuing education without large investments and travel time.



     We plan to charge a monthly fee for Internet access. Actual fees may vary depending on our costs. Our pricing structure should allow flexibility for the individual customer since cost will depend on the system requirement and the usage time. Schools, hospitals and libraries will gain access to the ED-WEB(TM) system at lower rates because they may qualify for as much as an 80% discount under the government funded E-Rate provision. Because we have no experience selling the ED-WEB(TM) service, we cannot assure you that our proposed rates will be acceptable to potential customers.

  ED-WEB(TM) Promotion and Sales

     We recently began promoting ED-WEB(TM) to educational and medical institutions by placing a full-page color ad with the Oryx Press. The ad currently appears on the back cover of the 1998-1999 edition of the National Funding Source Book, printed every two years.


     We plan to contact Internet service providers in or near school districts that have applied for E-Rate discounts and are least likely to have cable and fiber optic networks in place. We also intend to continue to exhibit at technology conferences and trade shows typically attended by potential customers. The trade shows we plan to attend within the next year include:


     - Telcon East;

     - Telemedicine 2000;

     - Satellite 2000; and

     - Internet World East or West.

     We are currently identifying additional national and regional conferences for educators, business people, and the medical profession for future presentations and exhibits. We also plan to conduct a road show to present ED-WEB(TM) to select audiences.

     Our sales staff will work with local school districts, hospitals, businesses and government agencies to establish need and technical criteria for ED-WEB(TM) by completing site-survey forms. Once the system is installed, sales personnel will assist customers in connecting the site to the network. We plan to hire additional sales personnel in several regions if and when sales of ED-WEB(TM) services justify. We intend to use our own employees to install and service the systems.

COMPETITION IN PROVIDING INTERNET SERVICES

     Currently, the dominant telecommunications providers are telephone companies. AT&T, Sprint and MCI/Worldcom all have major presence points through which traffic may enter and leave the Internet. In major metropolitan areas, these companies provide high-speed access using traditional telephone circuits. These circuits are required to connect multiple computers from a local area network to the Internet. In rural or global locations, however, these circuits are often unavailable or too costly for most users.

     Cable, computer and other high-technology companies seek to enter the Internet market as well. They also tend to concentrate on urban areas. These companies currently depend on telephone lines for some of their connections or are able to transmit only very limited data streams.


     Although there are a large number of firms in this industry, we believe we can compete because we will be one of a limited number of providers of high-speed two-way satellite-delivered Internet access to multiple locations in the rural and global marketplace. We cannot know, however, whether other companies are currently developing this or similar technology which would restrict our ability to compete.


     Although our target market has generally been ignored by the major telecommunications companies, some competitors are directing their products to our potential customer base. We believe the ED-WEB(TM) technology will be superior to that used by our competitors. These companies, such as Scientific Atlanta, approach the market with a traditional VSAT system.


     Most other technologies, such as that used by Hughes Direct PC, provide only one-way, satellite-delivered Internet access. We believe these systems do not adequately serve our selected market because they still require telephone lines to an Internet service provider to carry traffic from the site to the Internet. For instance, if a large file needs to be transferred from the customer's site, the transfer to the Internet will be very slow, clogging the entire pipeline and making it difficult for other users to gain access. The flow of information from the site will require greater bandwidth for highly interactive distance learning uses.


     Intellicom offers two-way satellite-delivered Internet access that could be marketed to our planned customer base. However, to our knowledge, the highest speed to the site is 2 MBPS. We believe we will be able to increase ED-WEB(TM) speed up to 50 MBPS to the site. In addition, to our knowledge Intellicom offers only a limited return path from the site to the Internet. We anticipate ED-WEB(TM) will deliver bandwidths in increments of one thousand KBPS up to 50 MBPS.

     The following is a non-exclusive list of our potential competitors in three technology sectors:

- One-way Internet Satellite.............  Hughes Direct PC, Intelsat, Orion Network
                                           Systems, NSN Network Services and Satcom
- Traditional VSAT.......................  Intellicom and Scientific Atlanta
- Hybrid VSAT............................  Shiron Satellite Communications, Limited,
                                           located in Israel, and Tachyon, a
                                           recently-formed company in San Diego,
                                           California.

     Many of these companies are multinational corporations and most of them are substantially larger than we are, with significantly greater financial and organizational resources and market recognition and acceptance.

PATENTS, TRADE SECRETS AND TRADEMARKS


     We rely on trade secrets and copyright laws to protect our proprietary technologies, but we cannot assure that these laws will provide us with sufficient protection, that others will not develop technologies similar or superior to ours, or that third parties will not copy or otherwise obtain or use our technologies without our authorization. We have a patent application pending in the U.S. Patent and Trademark Office for our ED-WEB(TM) technology. The success of our new business will depend, in part, on our ability to successfully obtain issuance of a patent directed to our ED-WEB(TM) technology, obtain related patents, protect and enforce patents once issued and operate without infringing the proprietary rights of others. Our success also will depend on our ability to maintain exclusive rights to trade secrets and proprietary technology we own, are currently developing and will develop. We can give no assurance that any issued patents will provide us with competitive advantages or will not be challenged by others, or that the patents of others will not restrict our ability to conduct business.



     We have filed an intent to use trademark application to register the mark "ED-WEB" in the U.S. Patent and Trademark Office.



     Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense. In addition, we cannot assure that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. Any claims of infringement with or without merit could be time-consuming to defend, result in costly litigation, divert management resources, require us to enter into expensive royalty or licensing arrangements, or prevent us from using important technologies, methods or trademarks, any of which could materially increase our cost of operations and/or reduce the services and products we may provide or the areas in which we do business.


GOVERNMENT LICENSING

     We currently hold a license from the Federal Communications Commission which permits us to operate solely in the domestic satellite arc. The license covers a single channel transmitter for either analog or digital data. Our proposed ED-WEB(TM) technology will require us to upgrade our license so that we may transmit internationally and as a VSAT hub. We plan to operate in Mexico, Central America and parts of South America in addition to the United States. This international license is usually granted upon the successful transmission of a test signal to the receiving site of the international satellite operator. We do not anticipate any difficulty in obtaining the license and our satellite equipment should satisfy any standards imposed by an international operator. We have communicated with the owners of two satellites but will not apply to the FCC to change our license until we have selected a satellite.

     Antennas used for international traffic require certification with an agent of INTELSAT, an international organization that regulates traffic in satellite space in the countries where we are trying to add service. INTELSAT sets a standard for antennas transmitting data internationally.

     Licenses are granted for ten-year periods. Our current domestic license expires in January 2006. We pay a nominal annual license which likely will increase in the future. Each VSAT site which we establish in the

U.S. will require an annual operating fee of $50. We cannot assure, however, that other countries will not require confiscatory licensing fees. We intend to quote fees for international service exclusive of applicable tariff charges.


     All our existing and proposed operations are currently unregulated. We can give no assurance, however, that regulations will not be imposed on our operations in the future, in which event our cost of business could be materially increased.


OUR LOCATIONS AND FACILITIES

     Our corporate office building, which we recently increased to 2,600 square feet, is located at 3819 South Perkins Road, Stillwater, Oklahoma 74074 on a five acre parcel owned by us. This building now has expanded offices and space for a new satellite operations center. We are also adding a natural gas powered electrical back-up system for the operations center.


     We also lease a warehouse and systems integration facility, where we assemble our systems, in Stillwater, Oklahoma and an approximately 1,200 square foot systems integration facility in Eustis, Florida, each from Charles and Linda Brewer, two of our executive officers and directors, and our principal shareholders.



     Our Stillwater warehouse and integration facility, approximately one mile from our corporate office, is approximately 4,000 square feet, of which approximately 1,500 square feet are used for systems integration and 1,500 square feet for shop space. The remaining 1,000 square feet are used as a storage area. The buildings are located on a 1.5 acre tract. The remainder of the property is used for outside storage and parking. This property also houses our satellite up-link facility which we will move to our satellite operations center when it has been completed.


     We lease the Eustis, Florida facility on an annual basis at $750 per month. The Stillwater facility is leased at $1,000 per month. This lease terminates in June 2000. We believe that the terms of our leases with Mr. and Mrs. Brewer are comparable to those we would have obtained for comparable facilities with parties unaffiliated with us.


     We also lease a storage facility in Shelton, Washington from a third party, consisting of approximately 560 square feet of inside storage space plus about 200 square feet of secured outside storage space. We pay $110 per month for these facilities pursuant to a month-to-month written lease.



     We own 17 motor vehicles in Oklahoma, Florida and Washington.


EMPLOYEES


     As of October 1, 1999, we had ten full-time employees, including two in general management, one in operations, two in administration, two in engineering, one in system installation and integration and two in sales. We also have an oral consulting agreement with an accountant who serves as our controller on a full-time basis. None of our employees is a member of any union or collective bargaining organization. We consider our relationship with our employees satisfactory.


LEGAL PROCEEDINGS


     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names and ages of our directors and executive officers are set forth below:

NAME                                           AGE    POSITION
----                                           ---    --------
Charles Brewer*..............................  59     President, Chief Executive Officer, Chief
                                                      Operating Officer and Director
Linda Brewer+................................  52     Chairman of the Board, Chief Financial Officer,
                                                        Treasurer and Secretary
Francois S. Warchala.........................  55     Vice President of Operations
Randall D. Donahoo...........................  37     Vice President of Engineering
Charles R. Hoover*+(1).......................  69     Director
Kenneth G. Harple*+..........................  70     Director

---------------
 *  Member of audit committee.

 +  Member of compensation committee.

(1) Mr. Hoover is a designee of the underwriter. See "Underwriting."

     LearnSat.Com was founded in October 1991 by Linda and Charles Brewer who are husband and wife.

     CHARLES BREWER has served as President, Director and a full-time employee of LearnSat.Com since our inception in 1991. He became our Chief Executive Officer and Chief Operating Officer on January 1, 1999. Prior to joining LearnSat.Com, from 1989 to 1991, Mr. Brewer served as Vice President of Sales for Microdyne, a manufacturer of telemetry and satellite equipment. From 1988 to 1989, he was a sales and marketing consultant to Skycom LLC, a manufacturer of satellite two-way VSAT systems. From 1986 to 1988, he served as Vice President and General Manager of Analogic, a manufacturer of analog conversion and digital instrumentation products. Mr. Brewer currently serves on the board of directors of the United States Distance Learning Association and the Global Distance Learning Association. He is also a former Chairman of the United States Distance Learning Association's Advisory Board and currently serves as Vice President of Western Technology for the Global Distance Learning Association.

     LINDA BREWER has served as Chairman of the Board, Chief Financial Officer, Secretary and Treasurer of LearnSat.Com since our inception in 1991. She was Chief Executive Officer and Chief Operating Officer until January 1, 1999 when Charles Brewer assumed these positions. From January 1991 to June 1994, Ms. Brewer was also a material manager and later headed quality control for TRM Transportation, Inc., a bonded warehouse owned by the Whirlpool Corporation and located in Orlando, Florida.


     FRANCOIS S. WARCHALA has served as Vice President of Operations of LearnSat.Com since March 1, 1999. Prior to joining LearnSat.Com, from April 1998 to February 1999, Mr. Warchala was the owner and manager of Access Communications, a marketer and servicer of commercial satellite systems. From September 1996 to March 1998, he was employed as a senior installer of satellite systems by ACC Satellite -- TV, a marketer of commercial satellite systems. From June 1976 to September 1996, he was the owner and manager of Warchala Video Systems, a marketer and servicer of commercial satellite systems and a video productions company.



     RANDALL D. DONAHOO became Vice President of Engineering of LearnSat.Com on August 12, 1999. Since April 1987, Mr. Donahoo has been employed by Oklahoma State University as a research engineer and instructor in electrical engineering. In January 1998, he acquired Cowboy Communications, LLC, an Internet service provider providing Internet access service in Stillwater, Oklahoma. Since September 1987, he has been an executive officer of Comprehensive Technology Group, Inc., a company that sells and installs computer systems.

     CHARLES R. HOOVER has served as a Director of LearnSat.Com since April 1999. Mr. Hoover has been a partner with the law firm of Piccoli, Lester & Hoover, LLP since August 1997. Prior to joining that firm he was a sole practitioner for several years. He is also the President, Chief Operating Officer and a director of Adrien Arpel, Inc., positions he has held since August 1998. Adrien Arpel is a developer, marketer and retail distributor of cosmetic products. Mr. Hoover is also a director of several private corporations.

     KENNETH G. HARPLE has served as a Director of LearnSat.Com since July 1999. Since October 1995, Mr. Harple has served as the Chairman of the Board of Micro Networks Corporation, a manufacturer of frequency and data acquisition products located in Worcester, Massachusetts. Mr. Harple received a Bachelor of Science in Electrical Engineering from Penn State University.

BOARD COMPOSITION


     At each annual meeting of our shareholders, all of our directors will be elected to serve from the time of election and qualification until the next annual meeting following election. In addition, our bylaws provide that the maximum authorized number of directors, which is currently seven, may be changed by resolution of the shareholders or by resolution of the board of directors.


     We have granted to the underwriter the right, for a period of five years from the closing of this offering, to nominate a designee of the underwriter for election to our board of directors. The underwriter has exercised its right by designating Mr. Hoover. If in the future the underwriter elects not to exercise this right, then the underwriter may designate one person to attend meetings of our board of directors.

     Each officer is elected by, and serves at the discretion of, our board of directors. Each of our officers and directors, other than non-employee directors, devotes his full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees except for Mr. and Mrs. Brewer who are husband and wife.

BOARD COMMITTEES

     Messrs. Hoover, Brewer and Harple are members of the audit committee and Linda Brewer and Messrs. Hoover and Harple are members of the compensation committee. The audit committee makes recommendations to the board of directors regarding the independent auditors for us, approves the scope of the annual audit activities of our independent auditors, reviews audit results and has general responsibility for all of our auditing related matters. The compensation committee reviews and recommends to the board of directors the compensation structure for our officers and other management personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation.

DIRECTORS' COMPENSATION

     We intend to pay our directors who are not also our employees $250 for each meeting attended by them in person and reimburse these directors for travel and other expenses incurred in connection with attending board of directors and committee meetings. All of our directors are eligible to receive options to purchase shares of common stock pursuant to our stock option plan. We anticipate that our board of directors will hold regularly scheduled meetings quarterly.

EXECUTIVE COMPENSATION

     Until December 31, 1998, LearnSat.Com had elected to be treated as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. No salary was paid to the Chief Executive Officer or our President who were also our only shareholders. In lieu of salary, they received distributions as shareholders. The following table sets forth the total compensation which would have been paid to the named Chief Executive Officer and the named President for the fiscal years ended December 31, 1998, 1997 and 1996 if we had not elected to be treated as an S Corporation. During 1998, we did not have any executive officers who earned $100,000 or more in salaries and bonuses.

                           SUMMARY COMPENSATION TABLE


NAME AND PRINCIPAL POSITION                                   YEAR    SALARY
---------------------------                                   ----    ------
Linda Brewer
  Chief Financial Officer...................................  1998    $25,000
                                                              1997    $25,000
                                                              1996    $25,000
Charles Brewer
  President, Chief Executive Officer and Chief Operating
  Officer...................................................  1998    $30,000
                                                              1997    $30,000
                                                              1996    $30,000



     Linda Brewer was Chief Executive Officer and Chief Operating Officer of LearnSat.Com in 1996, 1997 and 1998. Charles Brewer assumed these positions on January 1, 1999. Charles Brewer was President of LearnSat.Com in 1996, 1997 and 1998. The preceding table does not include rent paid by us to Mr. and Mrs. Brewer for facilities owned by them. See "Business -- Our Locations and Facilities" and "Certain Transactions." There were no options granted or exercised by either Linda or Charles Brewer during 1996, 1997 or 1998.


STOCK OPTION AND INCENTIVE PLAN


     We have adopted the LEARNSAT.COM, INC. 1999 LONG TERM INCENTIVE PLAN. The stock option plan authorizes options to purchase 1.5 million shares of common stock, subject to adjustment to cover stock splits, stock dividends, recapitalizations and other capital adjustments for our employees, including our officers, and directors and consultants. The plan provides that options to be granted will be designated as incentive stock options or non-qualified stock options by the board of directors or a compensation committee of the board, which also will have discretion as to the persons to be granted options, the number of shares subject to the options and the terms of the options. Options designated as incentive stock options are intended to receive incentive stock option tax treatment pursuant to Section 422 of the Internal Revenue Code of 1986, as amended. The plan also provides for the granting of stock appreciation rights, restricted stock and long term performance awards by the board of directors or a committee.


     The stock option portion of the plan provides that:

     - options granted shall be exercisable during a period of no more than ten years and one month from the date of grant, but not more than ten years from the date of grant for incentive stock options, and not more than five years for incentive stock options granted to holders of more than 10% of the combined voting power of LearnSat.Com's securities, depending upon the specific stock option agreement; and

     - the option exercise price for incentive stock options shall be at least equal to 100% of the fair market value of common stock on the date of grant and at least 110% for options granted to holders of more than 10% of the combined voting power of LearnSat.Com's Securities, depending upon the specific stock option agreement.

     Options are not transferable otherwise than by will or the laws of descent and distribution (except for certain non-qualified stock options which, at the committee's discretion, may be transferable to a member of the optionee's immediate family or a family trust) and during the optionee's lifetime are exercisable only by the optionee. Shares subject to options which expire or terminate may be used for future options. The plan provides that no new options may be granted by the board of directors after ten years from the establishment of the plan.


     Under the plan, we have granted options to purchase an aggregate of 585,000 shares of common stock to ten persons. The options granted to Linda Brewer are exercisable at $1.65 per share. The options granted to the other holders are exercisable at $1.50 per share. None of the options become exercisable before April 21,

2000. The following table sets forth the name, number of options granted and the option termination date for each optionee.



                                                                                        OPTION
NAME                                                          NUMBER OF OPTIONS    TERMINATION DATE
----                                                          -----------------    ----------------
Linda Brewer................................................       100,000          April 20, 2003
Charles Brewer..............................................       100,000          April 20, 2003
Charles R. Hoover...........................................       100,000          April 20, 2003
Kenneth G. Harple...........................................       100,000          April 20, 2003
Rashmi Mayur................................................        25,000           Sept 27, 2003
Francois S. Warchala........................................        30,000          April 20, 2004
Kevin Lampert...............................................        10,000          April 20, 2004
Keshore Kondragunta.........................................        30,000             May 9, 2004
Randall Donahoo.............................................        50,000           July 31, 2004
Dana Fisher.................................................        30,000            Sept 27,2004
Michelle Beesley............................................        10,000            Sept 27,2004



     One third of the options owned by Ms. Brewer and Messrs. Brewer, Hoover, Harple and Mayur are exercisable each year. One quarter of the options owned by Messrs. Warchala, Lampert, Kondragunta, Donahoo, Fisher and Beesley are exercisable each year.


EMPLOYMENT AGREEMENTS


     We have entered into an employment contract with Charles Brewer, which initially terminates on December 31, 2004. The terms of the agreement are as follows:


     - an annual salary commencing in 1999 of $30,000 which increases in 2000 to $60,000 and by $10,000 each year thereafter;


     - an annual bonus in 1999, and commencing in the year 2000, an annual bonus based on goals to be determined by the board of directors;


     - health insurance;

     - life insurance in the amount of $150,000; and

     - reimbursement for business expenses paid by Mr. Brewer.


     We have entered into an employment contract with Linda Brewer which initially terminates on December 31, 2004. The terms of the agreement are as follows:


     - an annual salary commencing in 1999 of $25,000 which increases to $40,000 in 2000 and by $10,000 each year thereafter;


     - incentive stock options to purchase 100,000 shares of common stock in 1999, which vest over three years, and option grants consistent with awards made to other senior executive in the future;



     - an annual bonus in 1999, and commencing in the year 2000, an annual bonus based on goals to be determined by the board of directors;


     - health insurance;


     - life insurance in the amount of $100,000; and


     - reimbursement for business expenses paid by Ms. Brewer.

     We have the right to terminate either employment agreement for cause in which event the employee is entitled to receive salary through the date of termination, any unpaid but earned bonuses, and all benefits then due under stock option and other employee benefit plans. The agreements continue in effect on a year-to-year basis beyond the initial termination dates unless one party gives written notice to the other to terminate at least 90 days prior to the end of the term then in effect.

     Copies of our employment agreements with Mr. and Mrs. Brewer have been filed as exhibits to our registration statement.


FLORIDA LAW AND ARTICLES OF INCORPORATION AND BY-LAW PROVISIONS



     LearnSat.Com is subject to Chapter 607.0901 of the Florida Business Corporation Act regulating corporate takeovers. This chapter prevents LearnSat.Com from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 5% of our assets, with any interested shareholder, which is defined as a shareholder who owns 10% or more of our outstanding voting stock, as well as affiliates and associates of the interested shareholder, unless:



     - the combination is approved by a majority of the board of directors not affiliated with the interested shareholder;



     - the combination is approved by holders of two-thirds of the common stock not affiliated with the interested shareholder;



     - the interested shareholder has been the beneficial owner of at least 80 percent of LearnSat.Com's outstanding voting shares for at least five years preceding the date business combination is publicly announced;



     - the interested shareholder is the beneficial owner of at least 90 percent of the outstanding voting shares of LearnSat.Com, exclusive of shares acquired directly from LearnSat.Com in a transaction not approved by a majority of directors not affiliated with the interested shareholder; or



     - the remaining shareholders receive the higher of either the fair market value of the common stock or the highest per share price paid for shares of common stock by the interested shareholder during the preceding two years.



     Some of the provisions of our Articles of Incorporation and By-laws could discourage, delay or prevent an acquisition of LearnSat.Com at a premium price. Our Articles of Incorporation and By-laws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a plurality of the votes cast at a meeting of shareholders. Our By-laws provide that special meetings of shareholders may be called only by our president, the board of directors or by the holders of not less than one tenth of all of the shares outstanding and entitled to vote.



     In addition, our Articles of Incorporation also authorizes the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of LearnSat.Com.

                              CERTAIN TRANSACTIONS


     In April 1999, we refinanced our existing line of credit with a line of credit from BancFirst that permits us to borrow up to $450,000. As of October 1, 1999, our outstanding principal balance under the credit line was $443,593. Mr. and Mrs. Brewer have guaranteed a portion of this credit line.



     We rent warehouse and systems integration facilities in Stillwater, Oklahoma and Eustis, Florida from Mr. and Mrs. Brewer. The Stillwater facility, which is approximately 4,000 square feet, is leased at the rate of $1,000 per month. The Florida facility, which is approximately 1,200 square feet, is leased at the rate of $750 per month. We believe that the terms of our leases with Mr. and Mrs. Brewer are comparable to those which we would have obtained for comparable facilities with parties unaffiliated with us.



     On September 22, 1999, we purchased the assets and operations of Cowboy Communications, LLC, an Internet service provider, for $25,000 and 22,600 shares of our common stock, from Randall Donahoo, one of our officers. Under the agreement, we also assumed a contract for telephone communications services with Southwestern Bell, an Internet connectivity contract with Cable & Wireless, a lease for hub and router equipment with First Sierra Financial, Inc. and an equipment lease with a payoff balance of approximately $21,000.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth information with respect to the beneficial ownership of shares of LearnSat.Com common stock as of September 20,1999 and as adjusted to reflect this offering, assuming no exercise of the underwriter's over-allotment option, by:


     - each person known by us to be the beneficial owner of more than 5% of our shares of common stock;

     - each of our directors;

     - each officer listed in the Summary Compensation Table; and

     - all officers and directors as a group.


     We have determined beneficial ownership in accordance with the rules of the SEC which include voting or investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to the number of shares beneficially owned by them. The number of shares of outstanding common stock used in calculating percentage ownership for each listed person includes the shares of common stock underlying options or warrants held by the person and exercisable within 60 days after September 20, 1999, but excludes shares of common stock underlying options or warrants held by any other person.



     The table includes 75,000 shares for Mr. and Mrs. Brewer, 75,000 shares for Mr. Hoover, 600,000 shares for Mr. McConnaughy, and 300,000, for Mr. Blank, all of which are issuable upon the exercise of the warrants as part of the units purchased by these persons in the private financing. See "Private Financing." The asterisk represents less than 1% of the outstanding shares. All addresses for the officers and directors are c/o LearnSat.Com, Inc., 3819 South Perkins Road, Stillwater, Oklahoma 74074. Mr. and Mrs. Brewer may each be deemed to be a beneficial owner of the common stock set forth after their names because of their marital relationship.



                                                 SHARES       PERCENTAGE OF SHARES    PERCENTAGE OF SHARES
                                              BENEFICIALLY     BENEFICIALLY OWNED      BENEFICIALLY OWNED
NAME AND ADDRESS                                 OWNED         PRIOR TO OFFERING         AFTER OFFERING
----------------                              ------------    --------------------    --------------------
Charles Brewer..............................    1,255,971             9.12                    7.64
Linda Brewer................................   11,434,706            83.07                   69.58
Francois S. Warchala........................            0                0                       0
Randall Donahoo.............................            0                0                       0
Charles R. Hoover...........................      125,000                *                       *
Kenneth G. Harple...........................            0                0                       0
John E. McConnaughy, Jr. ...................    1,000,000             7.00                    5.90
  637 Valley Road
  New Canaan, Connecticut
  06840
Barry W. Blank, Trustee(1)..................      718,750             5.06                    4.26
  Barry Blank Trust
  5353 North 16th Street
  Suite 190
  Phoenix, Arizona 85016
All six officers and directors as a group...   14,409,427            96.32                   81.74


---------------

(1) Includes 218,750 shares issuable on exercise of warrants underlying a warrant transferred by Dirks to Mr. Blank in connection with the private financing. See "Private Financing."



     Mr. and Mrs. Brewer may be deemed "parents" of LearnSat.Com as that term is defined under the Securities Act because their positions as executive officers and the percentage of their ownership of our common stock give them control of LearnSat.Com.

                           DESCRIPTION OF SECURITIES

     The following statements are brief summaries of provisions of our Articles of Incorporation, By-Laws and other documents. These summaries are qualified in their entirety by reference to documents filed as exhibits to the registration statement. Our capital stock is also governed by applicable provisions of Florida law.


     Our authorized stock consists of 50,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share. Upon completion of the offering, there will be 16,381,277, excluding the exercise of the underwriter's over-allotment option, shares of common stock issued and outstanding, no shares of preferred stock outstanding, 1,250,000 class A redeemable warrants, 625,000 class B redeemable warrants, 2,668,000 class C redeemable warrants and 1,334,000 class D redeemable warrants issued and outstanding.


COMMON STOCK

     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of legally available funds, except that holders of preferred stock issued after the sale of the common stock in this offering may be entitled to receive dividends before the holders of the common stock.

     In the event of a liquidation, dissolution or winding up of LearnSat.Com, holders of common stock would be entitles to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. In addition, there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable.


     The rights, preferences and privileges of the holders of common stock may be diminished by the rights of the holders of shares of any series of preferred stock that we designate in the future.


PREFERRED STOCK

     The board of directors is authorized, without further action by the shareholders, to issue up to 20 million shares of preferred stock in series from time to time with designations, rights, preferences and limitations, including but not limited to:

     - dividend rights;

     - conversion features;

     - voting rights, which may be greater or lesser than the voting rights of the common stock;

     - rights and terms of redemption;

     - liquidation preferences; and

     - sinking fund terms.

     Accordingly, we may issue preferred stock having voting, dividend and liquidation preferences over the common stock without the consent of the common shareholders. In addition, the ability of our board to issue preferred stock also could be used as a means of resisting a change of control of LearnSat.Com and, therefore, could be considered an anti-takeover device. We have no current plans to issue any preferred stock.

WARRANTS

     The warrants will be issued in registered form under, governed by, and subject to the terms of a warrant agreement between LearnSat.Com and American Stock Transfer & Trust Company as warrant agent.

     We have authorized the issuance of 3,068,200 Class C redeemable warrants and 1,534,100 Class D redeemable warrants to purchase an aggregate of 4,602,300 shares of common stock, which includes 600,300 shares issuable upon exercise of the warrants comprising part of the units issuable pursuant to the underwriter's over-allotment option and the warrants included in the underwriter's warrants. We have also reserved an equivalent number shares of common stock for issuance upon exercise of these warrants.

     Each warrant entitles the registered holder to purchase one share of common stock. The exercise period commences on the date the shares of common stock and the warrants become separately tradeable and terminates 42 months after the date of this prospectus for the Class C warrants and 66 months after the date of this prospectus for the Class D warrants. The Class C redeemable warrant exercise price is price of $3.00 per share and the Class D redeemable warrant exercise price is price of $6.50 per share. The warrant exercise prices and the number of shares issuable upon exercise of the warrants are subject to adjustment as described below.

     Commencing on the date that the shares of common stock and the warrants become separately tradable, we may redeem your warrants on 30 days notice at $0.01 per warrant when the closing bid price of the common stock equals or exceeds 150% of the then warrant exercise price for 30 consecutive trading days ending three days prior to the mailing of the notice of redemption. You will have the right to exercise your warrants until the close of business on the date fixed for redemption. If we redeem any of the warrants, then we must redeem all of the warrants remaining unexercised at the end of the redemption period.

     The warrants contain provisions that protect against dilution by adjustment of the exercise price and the number of shares issuable upon exercise in some events. These events include, but are not limited to:

     - stock dividends;

     - stock splits;

     - reclassifications;

     - mergers; or

     - a sale of substantially all of our assets.

     We do not intend to issue fractional shares of common stock, but will round any fractional share to the nearest whole share. Holders of warrants will not possess any rights as a shareholder. The shares of common stock, when issued upon the exercise of the warrants in accordance with their terms, will be validly issued, fully paid and non-assessable.

     The warrants will be exchangeable and transferable on our books at the principal office of the warrant agent. Holders may exercise their warrants by surrendering warrant certificates on or prior to the close of business on
               , 2003 for the C warrants and                , 2005 for the D
warrants, unless earlier redeemed as noted above, at the offices of the warrant agent. A holder must complete and execute the form of "Election to Purchase" on the reverse side of the warrant certificate and make payment of the full exercise price for the number of warrants being exercised. The exercise price must be paid by cash, or by bank check, certified check or money order payable to the order of the warrant agent. After warrants are exercised they will become completely void and of no value. If a market develops for the warrants, the holder may sell the warrants instead of exercising them. There can be no assurance, however, that a market for the warrants will develop or, if developed, will be sustained. No amendment adversely affecting warrant holders' rights may be made without the approval of the holders of a majority of the then outstanding warrants.

CORPORATE LAW ANTI TAKEOVER PROVISIONS

     The Florida Business Corporation Act may subject us to "fair price" provisions which, subject to some exceptions, require that, in any merger of LearnSat.Com with a corporation affiliated with a 10% or greater shareholder, which is defined in the Act as an "Interested Shareholder," shareholders receive the higher of:

     - the highest price paid by the Interested Shareholder for shares of common stock during the preceding two years; or

     - the fair market value of the common stock;

unless the merger is approved by:

     - a majority of the directors not affiliated with the Interested Shareholder; or

     - holders of two-thirds of the common stock not affiliated with the Interested Shareholder.

As a result, the "fair price" provisions of the Florida Business Corporation Act could:

     - delay or frustrate the removal of incumbent directors or a change in control of LearnSat.Com; or

     - discourage, impede, or prevent a merger, tender offer or proxy contest, even if this event would be favorable to the interests of our shareholders.

     Some of the provisions of our Articles of Incorporation and By-laws could discourage, delay or prevent an acquisition of LearnSat.Com at a premium price. Our Articles of Incorporation and By-laws provide that any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a plurality of the votes cast at a meeting of shareholders. Our By-laws provide that special meetings of the shareholders may be called only by our president, the board of directors or by the holders of not less than one tenth of all of the shares outstanding and entitled to vote.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT


     The transfer agent and registrar for the common stock, units and warrants and the warrant agent for the warrants will be American Stock Transfer & Trust Company.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for LearnSat.Com's common stock. Future sales of substantial amounts of common stock in the public market or the availability of shares for sale, could hurt the prevailing market price and restrict the ability of LearnSat.Com to raise equity capital in the future.



     At the date of the prospectus, we have 13,713,277 unregistered shares of common stock outstanding, assuming no exercise of outstanding options and warrants or the underwriter's over-allotment option. Upon completion of this offering, LearnSat.Com will have 16,381,277 shares of common stock outstanding, assuming no exercise of outstanding options and warrants or the underwriter's over-allotment option. The 12,440,667 unregistered shares are owned by Mr. and Mrs. Brewer and are "restricted securities" as that term is defined by Rule 144 of the Securities Act. These restricted securities may only be sold commencing 90 days after the date of this prospectus in compliance with the provision of Rule 144 unless otherwise registered by us. Ordinarily, under Rule 144 as currently in effect, a person holding restricted securities for a period of one year may, every three months thereafter, sell in ordinary brokerage transactions or in transactions directly with a market maker, an amount of shares equal to the greater of one percent of the then outstanding common stock or the average weekly trading volume in the same securities during the four calendar weeks prior to this sale. For non-affiliated persons who own our securities for at least two years, the aforementioned volume restrictions are not applicable to sales by that person. Mr. and Mrs. Brewer have agreed with Dirks not to, directly or indirectly, offer, sell transfer, pledge, assign, hypothecate or otherwise transfer their restricted securities until 13 months after the date of this prospectus unless earlier permitted by Dirks.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus is a part, Dirks & Company, Inc., the underwriter, has agreed to purchase from us, and we have agreed to sell to Dirks, the aggregate number of units set forth below.

                                                              NUMBER OF
UNDERWRITER                                                     UNITS
-----------                                                   ---------
Dirks & Company, Inc........................................  1,334,000
                                                              ---------
          Total.............................................  1,334,000
                                                              =========


     The underwriting agreement provides that the obligations of the underwriter are subject to conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from our counsel and our independent public accountants. The underwriter is committed to take and to pay for all of the units offered, if any are purchased.


     The underwriter has advised us that it proposes to offer all or part of the units offered directly to the public initially at the price set forth on the cover page of this prospectus. The underwriter has also advised us that it may offer units to certain dealers at a price that represents a concession of not
more than $.     per unit, and that it may allow, and these dealers may reallow,
a concession of not more than $.     per unit to certain other dealers. After
the commencement of this offering, the price to the public and the concessions may be changed.

     We have granted to the underwriter an option, exercisable within 45 days after the date of this prospectus, to purchase up to an additional 200,100 units at the same price per unit as the initial 1,334,000 units to be purchased by the underwriter. The underwriter may exercise this option only to cover over-allotments, if any.

     We have agreed to indemnify the underwriter and its controlling persons against some liabilities, including liabilities under the Securities Act. We have agreed to pay the underwriter a non-accountable expense allowance equal to 3% of the gross proceeds of this offering, of which $50,000 has already been paid as of the date of this prospectus. We have also agreed to pay all expenses in connection with qualifying the securities under the laws of those states the underwriter may designate, including fees and expenses of counsel retained for such purposes by the underwriter and the costs and disbursements in connection with qualifying the offering with the National Association of Securities Dealers, Inc.


     We have also granted the underwriter the right, for a period of three years from the closing of this offering, to nominate a designee of the underwriter for election to our board of directors. Dirks has designated Charles R. Hoover to serve as a director. We have agreed to reimburse the underwriter's designee for all out-of-pocket expenses incurred in connection with the designee's attendance at meetings of the board of directors.



     Dirks acted as the placement agent for the private financing. We paid Dirks a fee of $62,500, which was equal to 10% of the aggregate purchase price of the units sold, and a non-accountable expense allowance of $18,750, which was equal to 3% of the aggregate purchase price of the units sold.



     We issued to Dirks, as part of its consideration for acting as the placement agent for the private financing, a warrant, terminating on March 5, 2004, to purchase 125,000 shares of common stock at $0.60 per share, class A non-redeemable warrants and class B non-redeemable warrants. In connection with this offering, we have also agreed to issue to Dirks, for nominal consideration, underwriter's warrants to purchase 266,800 shares of common stock at $1.62 per share, class C non-redeemable warrants and class D non-redeemable warrants. The Class C non-redeemable warrants and the Class D non-redeemable warrants have substantially the same terms and conditions as the Class C redeemable warrants and Class D redeemable warrants, except they are not redeemable by us. The underwriter's warrants are exercisable for a period of four years commencing one year after the effective date of the registration statement of which this prospectus is a part. The following table sets forth the material terms of the Class A through Class D non-redeemable warrants.

                                                                     EXERCISE
WARRANT CLASS                                     NO. OF WARRANTS     PRICE      TERMINATION DATE
-------------                                     ---------------    --------    -----------------
A non-redeemable warrant........................      125,000         $3.00      December 31, 2002
B non-redeemable warrant........................       62,500         $4.80      December 31, 2004
C non-redeemable warrant........................      266,800         $3.60                 , 2002
D non-redeemable warrant........................      133,400         $7.80                 , 2004



     The placement agent warrants and underwriter's warrants contain the anti-dilution provisions providing for automatic adjustments of the exercise price and number of shares issuable on exercise of the warrants upon the occurrence of some events, including stock dividends, stock splits, mergers, acquisitions and recapitalization. The shares underlying the securities acquired by Dirks as placement agent have been registered for public sale and are included in this prospectus. The holders of the underwriter's warrants and underlying common stock and warrants have certain rights of registration relating to these securities. The underwriter's warrants are restricted from sale, transfer, assignment or hypothecation for the one year period from the date of this prospectus, except to officers or partners of the underwriter and members of the selling group and/or their officers and partners.


     The underwriter has informed us that it does not expect sales of the units offered by this prospectus to discretionary accounts controlled by it to exceed five percent of the units offered.

     In connection with this offering, the underwriter and its affiliates may engage in transactions that stabilize, maintain or otherwise affect the market prices of the units, common stock and warrants. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, under which persons may bid for or purchase the common stock and/or warrants for the purpose of stabilizing their respective prices.

     The underwriter also may create a short position by selling more units in connection with the offering than it is committed to purchase from us, and in this case may purchase common stock and warrants in the open market following completion of the offering to cover all or a portion of a short position. The underwriter may also cover all or a portion of a short position by exercising the over-allotment option referred to above. In addition, the underwriter may impose "penalty bids" under contractual arrangements and reclaim from a dealer participating in the offering, for its account, the selling concession with respect to the common stock and warrants that are distributed in the offering but subsequently purchased for its account in the open market. Any of the transactions described in this paragraph and the preceding paragraph may result in the maintenance of the prices of the common stock and warrants at a level above that which might otherwise prevail in the open market. None of the transactions described in either paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     Prior to this offering, there has been no established market in the United States or elsewhere for our securities. The public offering price of the units and terms of the redeemable common stock purchase warrants will be determined by us in consultation with the underwriter. It is expected that the price determination will take several factors into account, including our results of operations, our future prospects and the prevailing market and economic conditions at the time of this offering. There can be no assurance that an active market will develop for any of the securities offered by this prospectus, or that any such securities will trade in the public market subsequent to this offering at or above the initial public offering price, or at all.

                                 LEGAL MATTERS


     The validity of the securities being offered hereby will be passed upon for LearnSat.Com by Barry Feiner, Esq., 170 Falcon Court, Manhasset, New York 11030. Certain legal matters will be passed upon for Dirks by Orrick, Herrington & Sutcliffe LLP, 666 Fifth Avenue, 18th Floor, New York, New York 10103. Janet Portelly, Mr. Feiner's wife, purchased 50,000 shares, 50,000 A warrants and 25,000 B warrants in the private financing. See "Private Financing."


                                    EXPERTS

     Our financial statements as of December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus, have been so included in reliance on the report of Goldstein Golub Kessler LLP, independent auditors, given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the securities offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to LearnSat.Com and the securities offered hereby, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document that has been filed as an exhibit to the registration statement are qualified in their entirety by reference to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

     Upon effectiveness of the registration statement, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available quarterly reports including unaudited financial statements for each of the first three quarters of each year.

                               LEARNSAT.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                 PAGE
                                                                 ----
INDEPENDENT AUDITOR'S REPORT................................     F-2
FINANCIAL STATEMENTS:
Balance Sheets as of December 31, 1998 (audited) and June
  30, 1999 (unaudited)......................................     F-3
Statements of Operations for the Years Ended December 31,
  1997 and 1998 (audited) and for the Six-month Periods
  Ended June 30, 1998 and June 30, 1999 (unaudited).........     F-4
Statements of Shareholders' Equity (deficiency) for the
  Years Ended December 31, 1997 and 1998 (audited) and for
  the Six-month Period Ended June 30, 1999 (unaudited)......     F-5
Statements of Cash Flows for the Years Ended December 31,
  1997 and 1998 (audited) and for the Six-month Periods
  Ended June 30, 1998 and June 30, 1999 (unaudited).........     F-6
Notes to Financial Statements...............................  F-7 - F-13

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LearnSat.Com, Inc.


     We have audited the accompanying balance sheet of LearnSat.Com, Inc. as of December 31, 1998, and the related statements of operations, shareholders' equity (deficiency), and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LearnSat.Com, Inc. as of December 31, 1998 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
April 16, 1999

                               LEARNSAT.COM, INC.

                                 BALANCE SHEET


                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
                                         ASSETS
Current assets:
  Cash......................................................   $   47,300     $  152,415
  Accounts receivable, less allowance for doubtful accounts
     of $23,525 and $40,757, respectively...................      639,398        414,910
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      180,021         90,993
  Inventory.................................................      412,350        445,981
  Prepaid expenses and other current assets.................        6,619         45,382
                                                               ----------     ----------
          TOTAL CURRENT ASSETS..............................    1,285,688      1,149,681
Property, Plant and Equipment -- at cost, less accumulated
  depreciation of $241,225 and $258,822, respectively.......      217,168        259,352
Deferred Offering Costs.....................................           --         80,500
Other.......................................................       29,742         40,678
                                                               ----------     ----------
          TOTAL ASSETS......................................   $1,532,598     $1,530,211
                                                               ==========     ==========

                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Accounts payable and accrued expenses.....................   $  800,479     $  421,029
  Income taxes payable......................................           --          2,900
  Short-term borrowings and current portion of long-term
     debt...................................................      186,604        414,398
  Unearned revenue..........................................       34,949         33,386
                                                               ----------     ----------
          TOTAL CURRENT LIABILITIES.........................    1,022,032        871,713
Long-term Debt..............................................      521,882        155,418
                                                               ----------     ----------
          TOTAL LIABILITIES.................................    1,543,914      1,027,131
                                                               ----------     ----------
Shareholders' Equity (Deficiency):
  Preferred stock -- $.001 par value; authorized 20,000,000
     shares, none issued....................................           --             --
  Common stock -- $.001 par value; authorized 50,000,000
     shares, issued 12,440,677 and 13,690,677 shares,
     respectively...........................................       12,441         13,691
  Additional paid-in capital................................       58,569        503,743
  Retained earnings (accumulated deficit)...................      (82,326)        11,267
  Less stock subscription receivable........................           --        (25,621)
                                                               ----------     ----------
          SHAREHOLDERS' EQUITY (DEFICIENCY).................      (11,316)       503,080
                                                               ----------     ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
            (DEFICIENCY)....................................   $1,532,598     $1,530,211
                                                               ==========     ==========


                       See Notes to Financial Statements

                               LEARNSAT.COM, INC.

                            STATEMENT OF OPERATIONS


                                                                            SIX-MONTH PERIOD
                                            YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                            ------------------------    ------------------------
                                               1997          1998          1998          1999
                                            ----------    ----------    ----------    ----------
                                                                              (UNAUDITED)
Net sales.................................  $2,576,230    $2,144,169    $1,072,451    $  896,820
Cost of sales.............................   2,076,336     1,914,482       922,870       830,767
                                            ----------    ----------    ----------    ----------
Gross profit..............................     499,894       229,687       149,581        66,053
Selling, general and administrative
  expenses................................    (282,721)     (409,970)     (237,806)     (252,218)
Net gain on settlement of litigation......          --            --            --       215,691
                                            ----------    ----------    ----------    ----------
Operating income (loss)...................     217,173      (180,283)      (88,225)       29,526
Interest income...........................          --            --            --         4,311
Interest expense..........................     (42,000)      (58,611)      (26,954)      (30,130)
Other income..............................          --            --            --        10,460
                                            ----------    ----------    ----------    ----------
Income (loss) before provision for income
  taxes...................................     175,173      (238,894)     (115,179)       14,167
Provision for income taxes................          --            --            --         2,900
                                            ----------    ----------    ----------    ----------
Net income (loss).........................  $  175,173    $ (238,894)   $ (115,179)   $   11,267
                                            ==========    ==========    ==========    ==========
Pro forma financial information
  (unaudited):
  Income (loss) before pro forma
     adjustment for employment agreements
     and pro forma provision (credit) for
     income taxes.........................  $  175,173    $ (238,894)   $ (115,179)   $   11,267
  Pro forma adjustment for employment
     agreements...........................     (55,000)      (55,000)      (27,500)           --
                                            ----------    ----------    ----------    ----------
  Pro forma income (loss) before provision
     (credit) for income taxes............     120,173      (293,894)     (142,679)       11,267
                                            ----------    ----------    ----------    ----------
Pro forma provision (credit) for income
  taxes:
     Federal..............................      27,300       (27,300)      (13,650)           --
     State................................       7,200        (7,200)       (3,600)           --
                                            ----------    ----------    ----------    ----------
                                                34,500       (34,500)      (17,250)           --
                                            ----------    ----------    ----------    ----------
  Pro forma net income (loss).............  $   85,673    $ (259,394)   $ (125,429)   $   11,267
                                            ==========    ==========    ==========    ==========
Basic pro forma net income (loss) per
  common share............................  $      .01    $     (.02)   $     (.01)   $      .00
                                            ==========    ==========    ==========    ==========
Weighted-average number of common shares
  outstanding -- basic....................  12,440,677    12,440,677    12,440,677    13,248,688
                                            ==========    ==========    ==========    ==========
Diluted pro forma net income (loss) per
  common share............................  $      .01    $     (.02)   $     (.01)   $      .00
                                            ==========    ==========    ==========    ==========
Weighted-average number of common shares
  outstanding -- diluted..................  12,474,011    12,440,677    12,440,677    13,260,474
                                            ==========    ==========    ==========    ==========


                       See Notes to Financial Statements

                               LEARNSAT.COM, INC.


                 STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)



                                                                  RETAINED
                                COMMON STOCK       ADDITIONAL     EARNINGS         STOCK       SHAREHOLDERS'
                            --------------------    PAID-IN     (ACCUMULATED   SUBSCRIPTIONS      EQUITY
                              SHARES     AMOUNT     CAPITAL       DEFICIT)      RECEIVABLE     (DEFICIENCY)
                            ----------   -------   ----------   ------------   -------------   -------------
Balance at January 1,
  1997....................  12,440,677   $12,441    $ 37,569     $ 161,587             --        $ 211,597
Net income................          --        --          --       175,173             --          175,173
Shareholder
  contribution --
  forgiveness of rent.....          --        --      21,000            --             --           21,000
Shareholder
  distributions...........          --        --          --       (82,324)            --          (82,324)
                            ----------   -------    --------     ---------       --------        ---------
Balance at December 31,
  1997....................  12,440,677    12,441      58,569       254,436             --          325,446
Net loss..................          --        --          --      (238,894)            --         (238,894)
Shareholder
  distributions...........          --        --          --       (97,868)            --          (97,868)
                            ----------   -------    --------     ---------       --------        ---------
Balance at December 31,
  1998....................  12,440,677    12,441      58,569       (82,326)            --          (11,316)
(Unaudited):
Reclassification of
  accumulated deficit
  related to termination
  of S Corporation
  status..................          --        --     (82,326)       82,326             --               --
  Net income..............          --        --          --        11,267             --           11,267
  Issuance of common stock
     in connection with
     private placement....   1,250,000     1,250     527,500            --       $(25,621)         503,129
                            ----------   -------    --------     ---------       --------        ---------
Balance at June 30, 1999
  (unaudited).............  13,690,677   $13,691    $503,743     $  11,267       $(25,621)       $ 503,080
                            ==========   =======    ========     =========       ========        =========


                       See Notes to Financial Statements

                               LEARNSAT.COM, INC.

                            STATEMENT OF CASH FLOWS


                                                                                    SIX-MONTH PERIOD ENDED
                                                         YEAR ENDED DECEMBER 31,           JUNE 30,
                                                        -------------------------   -----------------------
                                                           1997          1998         1998         1999
                                                        -----------   -----------   ---------   -----------
                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...................................  $   175,173   $  (238,894)  $(115,179)  $    11,267
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Net gain on settlement of litigation..............           --            --          --      (215,691)
    Provision for bad debts...........................          600        10,000          --            --
    Rent expense not paid in cash.....................       21,000            --          --            --
    Depreciation and amortization.....................       50,915        60,680      29,447        23,157
    Other income......................................           --            --          --       (10,460)
    Changes in operating assets and liabilities:
    (Increase) decrease in accounts receivable........     (514,215)      389,252     283,117       193,456
    (Increase) decrease in costs and estimated
      earnings in excess of billings on uncompleted
      contracts.......................................      (34,444)       99,181     244,834        89,028
    (Increase) decrease in inventory..................      154,293        12,408     (38,053)      (33,631)
    (Increase) decrease in prepaid expenses and other
      current assets..................................       (9,113)        4,742        (100)      (38,763)
    Increase in other assets..........................           --       (25,105)         --       (10,936)
    Increase (decrease) in accounts payable and
      accrued expenses................................      146,175      (253,894)   (313,309)     (149,728)
    Increase in income taxes payable..................           --            --          --         2,900
    Increase (decrease) in unearned revenue...........           --        34,949          --        (1,563)
    Decrease in billings in excess of costs and
      estimated earnings on uncompleted contracts.....           --       (39,300)         --            --
                                                        -----------   -----------   ---------   -----------
         NET CASH PROVIDED BY (USED IN) OPERATING
           ACTIVITIES.................................       (9,616)       54,019      90,757      (140,964)
                                                        -----------   -----------   ---------   -----------
Cash flows from investing activities:
  Purchase of property, plant and equipment...........     (173,305)      (64,858)    (45,320)      (74,781)
  Cash received on insurance settlement...............           --            --          --        11,280
                                                        -----------   -----------   ---------   -----------
         NET CASH USED IN INVESTING ACTIVITIES........     (173,305)      (64,858)    (45,320)      (63,501)
                                                        -----------   -----------   ---------   -----------
Cash flows from financing activities:
  Proceeds from short-term borrowings and long-term
    debt..............................................    2,009,746     2,681,036     963,731     1,388,662
  Payments of short-term borrowings and long-term
    debt..............................................   (1,763,233)   (2,526,784)   (960,455)   (1,527,332)
  S Corporation distributions paid....................      (82,324)      (97,868)    (34,277)           --
  Proceeds from private placement.....................           --            --          --       600,000
  Payment of costs relating to private placement......           --            --          --       (96,250)
  Payment of deferred offering costs..................           --            --          --       (55,500)
                                                        -----------   -----------   ---------   -----------
         NET CASH PROVIDED BY (USED IN) FINANCING
           ACTIVITIES.................................      164,189        56,384     (31,001)      309,580
                                                        -----------   -----------   ---------   -----------
Net increase (decrease) in cash.......................      (18,732)       45,545      14,436       105,115
Cash at beginning of period...........................       20,487         1,755       1,755        47,300
                                                        -----------   -----------   ---------   -----------
Cash at end of period.................................  $     1,755   $    47,300   $  16,191   $   152,415
                                                        ===========   ===========   =========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest............  $    41,792   $    57,340   $  26,482   $    31,820
                                                        ===========   ===========   =========   ===========


                       See Notes to Financial Statements

                               LEARNSAT.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Learnsat Systems, Inc. (the "Company") was incorporated in the State of Florida in 1991. Effective December 31, 1998, the Company changed its name to LearnSat.Com, Inc. The Company's main headquarters is located in Oklahoma.


     The accompanying unaudited interim financial statements include all adjustments (consisting only of those of a normal recurring nature) necessary for a fair statement of the results of the interim periods. The results of operations for the six-month periods ended June 30, 1998 and 1999 are not necessarily indicative of the results to be expected for the entire year.



     The Company resells telecommunication products to and also installs satellite-based learning systems at educational and governmental institutions throughout the United States. Contracts with these institutions are generally obtained through a competitive bidding process and are generally short-term in nature. However, some contracts may overlap accounting periods.



     On the Company's stand-alone equipment sales, the Company recognizes revenue when the equipment is shipped to customers. The Company normally accepts returns on equipment sales only during the related manufacturer's warranty period and, therefore, the cost of returns is not material to the Company's operations.



     On its contract sales, the Company reports earnings on the percentage-of-completion method, measured by the cost incurred to date to estimated total cost. Contracts normally provide for billing upon completion of specific site installations rather than progress billing. Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed.



     Contract costs consist of direct material, labor, subcontract cost, and other direct costs involved in the completion of a contract. General and administrative costs are charged to period expense as incurred. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income and are recognized in the period in which the revisions are determined.


     These financial statements have been prepared in conformity with generally accepted accounting principles, which require the use of estimates by management. Actual results could differ from these estimates.


     The Company had elected to be treated as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Effective January 1, 1999, the Company terminated its S Corporation status. Accordingly, there is no provision for federal or state income taxes for the years ended December 31, 1997 and 1998 and for the six-month period ended June 30, 1998 because such liability is the responsibility of the individual shareholders.


     The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss on these accounts.

     The Company normally maintains an inventory of supplies and materials commonly used on jobs. Inventory is stated at the lower of cost, determined by the first-in, first-out, method, or market.

     Depreciation of property, plant and equipment is provided for by the straight-line and accelerated methods over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the estimated useful lives of the assets, assuming the continuation of the related party leases described in Note 4.

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



     Basic pro forma net income (loss) per common share has been computed using the weighted-average number of common shares outstanding, adjusted for the stock split described below. Diluted pro forma net income per common share for the year ended December 31, 1997 and the six-month period ended June 30, 1999 has been computed giving retroactive effect to the issuance of 50,000 shares on March 5, 1999 to officers of the Company in conjunction with the private placement described in Note 9. Using the treasury stock method, the effect of these shares results in an increase of 33,333 shares and 11,786 shares at December 31, 1997 and June 30, 1999, respectively, of common stock to weighted-average shares outstanding. Diluted pro forma net loss per common share has not been computed for other periods as the result would be antidilutive.


     Effective December 31, 1998, the Company amended its Articles of Incorporation and became authorized to issue up to 50,000,000 shares of common stock, $.001 par value and up to 20,000,000 shares of preferred stock, $.001 par value. As part of this amendment, each share of the Company's common stock was split into 28,274.266 shares of common stock. All references to number of shares and per share data give retroactive effect to this stock split.

     Deferred offering costs represent expenses attributable to the proposed offering of the Company's common stock (see Note 10). The Company intends to offset these expenses against the future proceeds of the public offering. In the event that the offering is not completed, these expenses will be charged to operations.


     The Company elected to measure compensation cost using Accounting Principles Board Opinion No. 25 as is permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, and has elected to comply with other provisions and the disclosure-only requirements of SFAS No. 123 (see Note 12).


     The Company does not believe that any recently-issued but not-yet-effective accounting standards will have a material effect on the Company's financial position, results of operations or cash flows.

2. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

     Prepaid expenses and other current assets consist of:


                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
Prepayment for merchandise..................................         --         $28,777
Due from officers...........................................         --           8,660
Other.......................................................     $6,619           7,945
                                                                 ------         -------
                                                                 $6,619         $45,382
                                                                 ======         =======

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


3. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment, at cost, consists of the following:


                                              DECEMBER 31,     JUNE 30,        ESTIMATED
                                                  1998           1999         USEFUL LIFE
                                              ------------    -----------    --------------
                                                              (UNAUDITED)
Furniture and equipment.....................    $209,079      $   209,793     5 to 10 years
Vehicles....................................     147,735          132,735      3 to 5 years
Leasehold improvements......................      17,023           17,023    10 to 39 years
Building and building improvements..........      67,556          141,623          39 years
Land........................................      17,000           17,000
                                                --------      -----------
                                                 458,393          518,174
Less accumulated depreciation and
  amortization..............................    (241,225)        (258,822)
                                                --------      -----------
                                                $217,168      $   259,352
                                                ========      ===========


4. COMMITMENTS:


     The Company leases a warehouse in Oklahoma from two of its shareholders under a five-year lease ending June 30, 2000, with annual lease payments totaling $12,000. In addition, the Company leases office space in Florida from these shareholders on a year-to-year basis. Total rent expense under these leases amounted to $21,000 for each of the years ended December 31, 1997 and 1998 and to $10,500 for each of the six-month periods ended June 30, 1998 and 1999. In 1997, the shareholders waived the right to receive the rentals earned and, therefore, this amount has been included as a shareholder contribution to additional paid-in capital for the year ended December 31, 1997.


     The future aggregate minimum rental commitments, exclusive of required payments for operating expenses and real estate taxes, are:


Six-month period ending December 31, 1999...................  $10,500
Year ending December 31, 2000...............................    6,000
                                                              -------
                                                              $16,500
                                                              =======


     Effective January 1, 1999, the Company entered into employment agreements expiring December 31, 2003 with two shareholders who are also officers of the Company. The approximate aggregate commitment for future salaries, excluding bonuses, under these employment agreements is as follows:


Six-month period ending December 31, 1999...................      $ 27,500
Year ending December 31:
  2000......................................................       100,000
  2001......................................................       120,000
  2002......................................................       140,000
  2003......................................................       160,000
                                                                  --------
                                                                  $547,500
                                                                  ========

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT:

     The Company is obligated under financing agreements with financial institutions which provide for the following:


                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
At the balance sheet dates, the Company was liable to a bank under a line of credit not to exceed the lesser of
  $350,000 or prescribed levels of eligible accounts
  receivable and inventory, as defined. In April 1999, this
  line of credit was refinanced with another bank into a new line of credit not to exceed the lesser of $450,000 or
  prescribed levels of eligible accounts receivable and
  inventory, as defined. Borrowings under this new line of
  credit bear interest at the new bank's prime lending rate
  (7.75% at December 31, 1998 and June 30, 1999) plus 1% and such interest is payable monthly. The new line of credit
  is payable in full on April 8, 2000.......................    $347,598       $377,820
A note payable bearing interest at a bank's prime lending
  rate plus 2% with interest payable monthly. The note was
  due and was repaid in May 1999............................     150,000             --
Term note originally payable to a bank in 60 monthly
  installments commencing February 2, 1997. This note was
  refinanced with another bank in April 1999. The new note
  is payable in 48 monthly installments through April 15,
  2003 and bears interest at the new bank's prime lending
  rate plus 1% with interest payable monthly................      84,862         77,119
Other term notes payable in monthly installments aggregating approximately $1,800 plus interest. These notes mature at
  various dates through July 22, 2013. The notes bear
  interest at various rates ranging from 4.8% to 8.75%......     126,026        114,877
                                                                --------       --------
                                                                 708,486        569,816
Less current portion........................................     186,604        414,398
                                                                --------       --------
  LONG-TERM PORTION.........................................    $521,882       $155,418
                                                                ========       ========


     The obligations described above are collateralized by substantially all of the Company's assets. The line of credit is also collateralized by personal guarantees by two of the Company's officers aggregating $200,000. These guarantees are secured through the assignment of $200,000 of face value of life insurance on the life of one of these officers.

     Because the interest rates will change with changes in the prime rate, the fair value of the bank debt is equal to the carrying amount.

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


     Maturities of short-term borrowings and long-term debt, which give effect to the refinancings described above, are as follows:


                                                             DECEMBER 31,      JUNE 30,
                                                                 1998            1999
                                                             ------------    ------------
                                                                             (UNAUDITED)
Year (period) ending December 31, 1999.....................    $186,604        $ 18,001
Year ending December 31,
2000.......................................................     385,874         415,807
2001.......................................................      41,489          41,489
2002.......................................................      31,388          31,388
2003.......................................................      10,658          10,658
Thereafter.................................................      52,473          52,473
                                                               --------        --------
                                                               $708,486        $569,816
                                                               ========        ========



6. PENDING LITIGATION MATTERS:



     The Company was involved in a litigation matter with two of its suppliers. In 1996, the Company purchased equipment from these suppliers and was invoiced a total of approximately $786,000. The Company recorded this amount as a purchase in 1996. The equipment purchased was to be used as materials for two contracts, the Company entered into during 1996. In 1996 and 1997, the Company concluded that some of this equipment did not meet certain technical requirements and was not working properly. The Company therefore withheld payment of a portion of the invoiced amounts. The Company alleged that it incurred significant additional costs to complete its contracts due to the difficulties it incurred with this equipment. In April 1997, one of the suppliers sued the Company to collect the remaining balance. This lawsuit was dismissed on jurisdictional grounds in 1998. In August 1998, the Company sued the suppliers for breach of contract, fraud and other related claims. One of the suppliers filed a counterclaim that asserted that the supplier had delivered equipment to the Company, on which the Company had an outstanding balance of approximately $351,000. The supplier asserted that the Company was in breach of contract for that amount.



     At December 31, 1998, the Company included the $351,000 in accounts payable and accrued expenses in the accompanying balance sheet. In addition, accounts receivable included a balance of approximately $91,000 due from the Company's customers who were the end users of the equipment.



     In August 1999, the Company collected approximately $60,000 of this accounts receivable balance and received returned equipment (which the Company deems to be fully usable and saleable) which had been sold to these customers for approximately $14,000.



     In September 1999, there was a settlement of the lawsuit between the Company and the two suppliers. The settlement resulted in a net payment by the Company to the suppliers of $25,000. During 1999, the Company incurred legal fees amounting to approximately $93,000 in relation to this litigation.



     As a result of the above, the Company has recorded a net gain on the settlement of this litigation of approximately $216,000 at June 30, 1999.



     The Company is also involved in another legal action arising in the ordinary course of business. Management is of the opinion that the ultimate outcome of this matter would not have a material adverse impact on the financial position of the Company or its results of operations.

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


7. MAJOR CUSTOMERS AND SUPPLIERS:


     During the year ended December 31, 1997, sales to three customers accounted for approximately 31%, 28% and 19% of net sales. During the year ended December 31, 1998, sales to three customers accounted for approximately 28%, 22% and 11% of net sales. These customers comprise approximately 3%, 54% and 16%, respectively, of the Company's combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at December 31, 1998. During the six-month period ended June 30, 1998, sales to three customers accounted for approximately 26%, 18% and 16% of net sales. During the six-month period ended June 30, 1999, sales to three customers accounted for approximately 31%, 19% and 12% of net sales. These customers comprise approximately 14%, 20% and 0%, respectively, of the Company's combined accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts at June 30, 1999.


     One supplier is the sole supplier of the Company's digital encoders and decoders. Although the Company believes that its relationship with this supplier is satisfactory, the loss of this supplier would have a materially adverse effect on its business and results of operations.

8. INCOME TAXES:


     The provision for income taxes at June 30, 1999 consists of the following components:



CURRENT:
--------
Federal.....................................................  $2,000
State.......................................................     900
                                                              ------
                                                              $2,900
                                                              ======



     The total provision for income taxes differs from that amount which would be computed by applying the U.S. federal income tax rate to income before provision for income taxes primarily because of the effect of state income taxes.


9. PRIVATE PLACEMENT:


     The Company completed a private placement offering aggregating $625,000. The private placement offering was for 12 1/2 units at a price of $50,000 per unit. Each unit consisted of 100,000 shares of common stock, 100,000 class A warrants and 50,000 class B warrants. Each class A warrant is exercisable until December 31, 2002 and entitles the holder to purchase one share of common stock at $2.50 per share. Each class B warrant is exercisable until December 31, 2004 and entitles the holder to purchase one share of common stock at $4.00 per share. The Company received net proceeds of $503,750, after deducting expenses of the offering of $96,250. In addition, a stock subscription receivable in the amount of $25,000, in the form of a note, is due from two officers of the Company. This note bears interest at 7.75% and is payable on March 5, 2000. Interest income recorded on this loan amounted to $621 for the six-month period ended June 30, 1999. The stock subscription receivable has been reflected as a reduction of stockholders' equity in the accompanying financial statements. The warrants are subject to redemption by the Company at the redemption price of $.05 per warrant on 30 days' notice, provided that the reported closing price of the common stock, as defined, equals or exceeds 150% of the exercise price for a period of 30 consecutive trading days.



     In connection with the private placement, the Company's placement agent (who is contemplated to be the Company's underwriter in the proposed public offering described in Note 10) was granted, for nominal consideration, a warrant exercisable over a five-year period commencing March 5, 1999, to purchase 10% of the number of units sold in the private placement offering at an exercise price equal to 120% of the unit offering price (or $60,000 per unit).

                               LEARNSAT.COM, INC.

              (ALL INFORMATION PERTAINING TO THE SIX-MONTH PERIODS


                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



10. SUBSEQUENT EVENTS:



     The Company intends to file a Registration Statement on Form SB-2 under the Securities Act of 1933. The Registration Statement contemplates an offering of 1,334,000 units at a proposed offering price of $3.00 per unit. Each unit will consist of two shares of common stock, $.001 par value, two Class C redeemable warrants and one Class D redeemable warrant. The Class C redeemable warrants will entitle the holder to purchase one share of common stock at a price of $3.00 per share and will be exercisable for six years commencing six months from the effective date of the Registration Statement. The Class D redeemable warrants will entitle the holder to purchase one share of common stock at a price of $6.50 per share and will be exercisable for five years commencing six months from the effective date of the Registration Statement. The offering would provide proceeds of approximately $3,093,000 to the Company, after expenses estimated to be $909,000. The proceeds of this offering are expected to be used for purchasing and leasing equipment, sales and technical support and marketing, general and administrative expenses and for working capital.



     In connection with the offering, the Company's underwriter will be granted, for nominal consideration, warrants to purchase up to 266,800 shares of common stock at $1.62 per share, 266,800 Class C non-redeemable warrants and 133,400 Class D non-redeemable warrants. These warrants will be exercisable for four years commencing one year from the effective date of the Registration Statement.



     In September 1999, the Company purchased from one of the Company's officers certain assets and assumed certain liabilities of Cowboy Communications, LLC for $25,000 in cash and 22,600 shares of common stock. The assets acquired amounted to approximately $58,000 and the liabilities assumed amounted to approximately $21,000.


11. PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

     The pro forma financial information is unaudited and reflects the operations of the Company as if the employment agreements described in Note 4 had been entered into at the beginning of the periods presented and as if the Company had not elected Subchapter S Corporation status.


     Pro forma financial information for the six-month period ended June 30, 1999 is not required to be calculated because the employment agreements were entered into effective January 1, 1999 and the Company terminated its S Corporation status effective January 1, 1999.



     The pro forma provision for income taxes differs from the amount of pro forma income tax determined by applying the applicable federal statutory rates primarily because of the effect of state income taxes.


12. STOCK OPTION PLAN:


     Effective in April 1999, the Company adopted the 1999 Long-Term Incentive Plan (the "Plan"), under which 1,500,000 shares of common stock have been reserved for future issuance. The Plan provides for the sale of shares through incentive stock options (to employees of the Company only) or through nonqualified stock options at a price not less than the fair market value of the shares on the date of the option grant provided that the exercise price of any option granted to an employee owning more than 10% of the outstanding common stock of the Company may not be less than 110% of the fair market value of the shares on the date of the option grant. The term of each option and the manner of exercise is to be determined by a committee of the board of directors, but in no case can the incentive stock options be exercisable in excess of 10 years beyond the date of grant and in no case can the nonqualified stock options be exercisable in excess of 10 years and 1 month beyond the date of grant. The stock option committee has the right upon grant of a stock option to award a stock appreciation right. Upon adoption of the Plan, options to purchase 585,000 shares of common stock, excluding canceled shares, were granted to both employees and directors of the Company at the fair value at the date of grant.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus.
                                     [LOGO]

                               LEARNSAT.COM, INC.
                                1,334,000 UNITS
                            (EACH UNIT CONSISTING OF
                          TWO SHARES OF COMMON STOCK,
                      TWO CLASS C REDEEMABLE WARRANTS AND
                        ONE CLASS D REDEEMABLE WARRANT)

                             DIRKS & COMPANY, INC.
                                           , 1999
                            ------------------------

     UNTIL           , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


ALTERNATE PAGE OF SELLING SHAREHOLDER PROSPECTUS



                 SUBJECT TO COMPLETION, DATED OCTOBER 14, 1999


                               LEARNSAT.COM, INC.
                            ------------------------
                        3,437,500 SHARES OF COMMON STOCK

                            ------------------------


     This prospectus relates to 1,375,000 shares of common stock of LearnSat.Com which are being offered for sale by selling shareholders and an additional 2,062,500 shares of common stock which we will issue to them if they exercise warrants currently held by them. The securities were issued to the selling shareholders in a private financing conducted by LearnSat.Com. We will not receive any of the proceeds from the sales of the shares by the selling shareholders.



     On the date of this prospectus, a registration statement under the Securities Act of 1933 with respect to an underwritten public offering by LearnSat.Com of 1,334,000 units and up to an additional 200,100 units to cover over-allotments, if any, was declared effective by the Securities and Exchange Commission. Each unit consisted of two shares of common stock, two class C redeemable common stock purchase warrants and one class D redeemable common stock purchase warrant. Sales of securities by LearnSat.Com or the selling shareholders, or even the potential of sales, would likely have an adverse effect on the market price of the common stock and warrants.



     No public market currently exists for the units, the common stock or the warrants. We anticipate that the initial public offering price of the underwritten public offering will be $3.00 per unit, which consists of $1.35 per share, $0.10 per C warrant and $0.10 per D warrant. We have applied to list the units, common stock and the warrants on Tier II of the Pacific Stock Exchange under the symbols LSN __, LSN __, LSN __ and LSN __, respectively.



     BEFORE BUYING THE UNITS, CAREFULLY READ THIS PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE 7. THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             THE DATE OF THIS PROSPECTUS IS                , 1999.

                               TABLE OF CONTENTS


Prospectus Summary..........................................      1
Risk Factors................................................      7
Forward-Looking Statements..................................     13
Dividend Policy.............................................     14
Private Financing...........................................     16
Capitalization..............................................     17
Selected Financial Data.....................................     18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     26
Management..................................................     37
Certain Transactions........................................     42
Principal Shareholders......................................     43
Selling Shareholders and Plan of Distribution...............     44
Description of Securities...................................     46
Shares Eligible for Future Sale.............................     48
Legal Matters...............................................     49
Experts.....................................................     49
Additional Information......................................     49
Financial Statements........................................    F-1

                                  THE OFFERING


Securities Offered..................     This prospectus relates to the offering
                                         of 1,375,000 shares of common stock
                                         which are being offered for sale by
                                         selling shareholders and an additional
                                         2,062,500 shares of common stock which
                                         we will issue to them if they exercise
                                         the warrants currently held by them.
                                         See "Description of Securities" and
                                         "Selling Shareholders and Plan of
                                         Distribution."



Common Stock Outstanding After
  the Offering......................     16,381,277 shares; assumes that the
                                         shares of common stock registered under
                                         the concurrent underwritten public
                                         offering have been sold by
                                         LearnSat.Com; excludes outstanding
                                         options, underwriter's over-allotment
                                         option and warrants from the concurrent
                                         offering.



Proceeds............................     We will not receive any of the proceeds
                                         from the sale of shares by the selling
                                         shareholders.



Risk Factors........................     You should read the "Risk Factors"
                                         section as well as the other cautionary
                                         statements throughout the entire
                                         prospectus, so that you understand the
                                         risks associated with an investment in
                                         our securities.



Proposed Pacific Stock Exchange
Symbol
  for Units                              LSN __


  for Common Stock                       LSN __


  for Class C Redeemable Warrants        LSN __


  for Class D Redeemable Warrants        LSN __

                               PRIVATE FINANCING


     In March 1999, we completed the sale of 12.5 units at a price of $50,000 per unit in a private financing transaction. Each private financing unit consisted of 100,000 shares of common stock, 100,000 class A redeemable common stock purchase warrants, and 50,000 class B redeemable common stock purchase warrants. Each class A redeemable warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share and each class B redeemable warrant entitles the holder to purchase one share of common stock at a price of $4.00 per share. The class A redeemable warrants are exercisable through December 31, 2002 and the class B redeemable warrants are exercisable through December 31, 2004. The shares of common stock underlying the private financing units and the shares of common stock issuable upon exercise of the class A redeemable warrants and the class B redeemable warrants have been registered for public sale and are being sold by the selling shareholders under this prospectus. Charles and Linda Brewer purchased one half unit which they paid for with a promissory note. The note, together with interest at the annual rate of 7.75%, is due on March 5, 2000 but Mr. and Mrs. Brewer prepaid $15,000 of the principal on September 26, 1999. See "Selling Shareholders and Plan of Distribution" for information relating to the shareholders who are offering these securities for sale.



     Barry W. Blank purchased two units in the private financing and his mother purchased one half unit. Mr. Blank is employed by Dirks & Company, Inc. as a registered representative. He participated in the sale of the private financing units.



     Dirks acted as the placement agent for the private financing. We paid Dirks a fee of $62,500, which was equal to 10% of the aggregate purchase price of the units sold, and a non-accountable expense allowance of $18,750, which was equal to 3% of the aggregate purchase price of the units sold. We also granted Dirks, for nominal consideration, a placement agent warrant, exercisable over a five-year period which commenced on the closing date of the private financing, to purchase 125,000 shares of common stock, a like number of class A non-redeemable warrants and 62,500 class B non-redeemable warrants, which equaled 10% of the number of shares and class A and B redeemable warrants sold in the private financing. The exercise price for the common stock equals 120% of the placement unit offering price. The class A and class B non-redeemable warrants acquired by Dirks are exercisable at 120% of the exercise prices of the warrants sold to the purchasers in the private financing. The shares underlying the securities acquired by Dirks as placement agent have been registered for public sale and are included in this prospectus. Dirks has granted Barry Blank, who assisted in marketing the private financing, 70% of the shares of common stock and warrants underlying the placement agent warrant.

                 SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION


     The registration statement, of which this prospectus forms a part, relates to the registration by LearnSat.Com for the account of selling shareholders, of an aggregate of 3,437,500 shares of common stock. The table below sets forth information with respect to the selling shareholders as of October 1, 1999. LearnSat.Com will not receive any of the proceeds from the sale of these shares. LearnSat.Com will receive proceeds only for shares sold by us to the selling shareholders pursuant to warrants exercised by them. There are no material relationships between LearnSat.Com or our affiliates and any of the selling shareholders except for Mr. and Mrs. Brewer and Mr. Hoover and except as disclosed in the in the next succeeding paragraph. Based on information provided to us by the selling shareholders, all shares are beneficially owned. Beneficial ownership after the offering will depend upon the number of shares sold by each selling shareholder.


     The asterisk represents less than 1% of the outstanding shares. The shares to be offered for sale by Mr. and Mrs. Brewer are owned jointly by them. These shares and the shares owned by Mr. Hoover will not be sold except in compliance with the provisions of Section 16(b) of the Exchange Act. The table includes the shares issuable on exercise of each selling shareholder's private financing warrants. Ms. Portelly is the wife of our counsel, Barry Feiner. Mr. Feiner disclaims any beneficial ownership in these securities. See "Legal Matters."


     Mr. Blank is employed by Dirks as a registered representative. He participated in the sale of the private financing and will participate in the sale of the units offered by LearnSat.Com. These shares include 87,500 shares issuable upon exercise of the placement warrant received by Dirks as placement agent and transferred to Mr. Blank as well as the 131,250 shares issuable upon exercise of the private financing warrants underlying the placement warrant also transferred by Dirks to Mr. Blank. See "Private Financing." Violet Blank is the mother of Barry Blank. The shares owned by Dirks are issuable upon exercise of the placement warrant and include the shares issuable upon exercise of the warrants underlying the placement warrant.


                                                           NUMBER OF       PERCENTAGE
                                                         SHARES OWNED        BEFORE        NUMBER OF
                         NAME                           BEFORE OFFERING     OFFERING     SHARES OFFERED
                         ----                           ---------------    ----------    --------------
Charles Brewer........................................     1,255,971          9.12           125,000
Linda Brewer..........................................    11,434,706         83.07
Charles R. Hoover.....................................       125,000             *           125,000
Joseph Giamanco.......................................       250,000          1.81           250,000
Kenneth Moore.........................................       125,000             *           125,000
Robert and Barbara Oliver.............................       125,000             *           125,000
William and Joan Quinn................................       125,000             *           125,000
Janet M. Portelly.....................................       125,000             *           125,000
John E. McConnaughy, Jr. .............................     1,000,000          7.00         1,000,000
Barry W. Blank, Trustee...............................       718,750          5.06           718,750
  Barry Blank Trust
Joseph Marinelli......................................       125,000             *           125,000
Violet Blank Trust....................................       125,000             *           125,000
Gary Herman...........................................       250,000          1.81           250,000
Robert Wahl...........................................       125,000             *           125,000
Dirks & Company, Inc. ................................        93,750             *            93,750

---------------
* Represents less than 1% of the outstanding shares.

     The sale of the shares by the selling shareholders may be effected from time to time in transactions, which may include block transactions by or for the account of the selling shareholder, on the Pacific Stock Exchange, in the over-the-counter market or in negotiated transactions, or through the writing of options on these shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

     Selling shareholders may effect these transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling shareholders, or to broker-dealers who may purchase shares as principals and thereafter sell the shares from time to time on the Pacific Stock Exchange, in the over-the-counter market, in negotiated transactions, or otherwise. Broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers for whom these broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

     The selling shareholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of these shares might be deemed to be underwriting discounts and commissions, under the Securities Act.

     At the time a particular offer of the shares is made by or on behalf of a selling shareholder, to the extent required, a prospectus supplement will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers, or agents, the purchase price paid by any underwriter for shares purchased from the selling stockholder and any discounts, commissions, or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

     Under the Exchange Act and its regulations, any person engaged in the distribution of shares of common stock, or securities convertible into common stock, offered by this prospectus may not simultaneously engage in market-making activities with respect to the common stock during the applicable "cooling off" period prior to the commencement of this distribution. In addition, and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and its rules and regulations, including without limitation Regulation M promulgated under the Exchange Act, in connection with transactions in the shares, which provisions may limit the timing of purchases and sales of shares of common stock by the selling shareholders.

     Sales of any shares of common stock by the selling shareholders may depress the price of the common stock in any market that may develop for these securities.

                                 LEGAL MATTERS

     The validity of the securities being offered hereby will be passed upon for LearnSat.Com by Barry Feiner, Esq., 170 Falcon Court, Manhasset, New York 11030. Janet Portelly, Mr. Feiner's wife, purchased 50,000 shares, 50,000 A warrants and 25,000 B warrants in the private financing and is one of the selling shareholders. See "Private Financing" and "Selling Shareholders and Plan of Distribution."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]


                               LEARNSAT.COM, INC.


                            ------------------------

                        3,437,500 SHARES OF COMMON STOCK

                            ------------------------

                                           , 1999

                            ------------------------


     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the Florida Business Corporation Act, a shareholder is able to prosecute an action against a director for monetary damages only if he can show that the director committed a knowing violation of criminal law, engaged in a transactions in which he derived an improper personal benefit as defined in the Act, participated in an "unlawful distribution" as defined in the Act, acted in conscious disregard for the best interests of the corporation, or committed willful misconduct.


     Article X of LearnSat.Com's Articles of Incorporation and Article X of LearnSat's By-Laws provide for indemnification of officers, directors and authorized agents to the maximum extent permitted under Florida law.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with this offering, other than underwriting commissions and non-accountable expense allowance are set forth below. All amounts are estimates except the SEC registration fee, the Pacific Stock Exchange listing fee and the NASD fee.

SEC registration fee........................................  $ 10,115.22
Pacific Stock Exchange listing fee..........................    20,000.00
NASD fees...................................................     3,852.18
Accounting fees and expenses................................   150,000.00
Legal fees and expenses.....................................   100,000.00
Blue Sky fees and expenses..................................    20,000.00
Printing and engraving......................................    56,500.00
Warrant Agent, Transfer Agent and Registrar fees............     3,500.00
Miscellaneous expenses......................................    25,000.00
                                                              -----------
TOTAL.......................................................  $388,967.40
                                                              ===========


     LearnSat.Com will bear all expenses shown above.


ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     In March 1999, LearnSat.Com completed the sale of 12.5 units at a price of $50,000 per unit in a private financing transaction. Each unit consisted of 100,000 shares of common stock, 100,000 class A redeemable common stock purchase warrants, and 50,000 class B redeemable common stock purchase warrants. Each class A redeemable warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share and each class B redeemable warrant entitles the holder to purchase one share of common stock at a price of $4.00 per share. The class A redeemable warrants are exercisable through December 31, 2002 and the class B redeemable warrants are exercisable through December 31, 2004. These securities were sold pursuant to the exemption from the registration provisions of the Securities Act provided by Rule 506 of Regulation D promulgated under
Section 4(2) of the act. The shares of common stock underlying the units and the shares of common stock issuable upon exercise of the class A warrants and the class B warrants are being registered for public sale and are included in this registration statement.

     The names of the private financing unit purchasers and the number of units purchased and amount invested by each purchaser is set forth in the following table:


                                                              NO. OF     $ AMOUNT
NAME AND ADDRESS                                              UNITS     OF PURCHASE
----------------                                              ------    -----------
Robert and Barbara Oliver...................................     1/2     $ 25,000
Robert Wahl.................................................     1/2       25,000
John E. McConnaughy, Jr. ...................................       4      200,000
Joseph Giamanco.............................................       1       50,000
Charles R. Hoover...........................................     1/2       25,000
Barry Blank Trustee.........................................       2      100,000
Barry Blank Trust Gary Herman...............................       1       50,000
Violet Blank Trust..........................................     1/2       25,000
Joseph Marinelli............................................     1/2       25,000
William and Joan Quinn......................................     1/2       25,000
Janet M. Portelly...........................................     1/2       25,000
Charles and Linda Brewer....................................     1/2       25,000
Kenneth Moore...............................................     1/2       25,000



     Charles and Linda Brewer paid for their one half unit with a promissory note. The note, together with interest at the annual rate of 7.75%, is due on March 5, 2000. Mr. and Mrs. Brewer prepaid $15,000 of the principal on September 27, 1999.


     Dirks & Company, Inc. acted as the placement agent for the private financing. LearnSat.Com paid Dirks a fee of $62,500, which was equal to 10% of the aggregate purchase price of the units sold, and a non accountable expense allowance of $18,750, which was equal to 3% of the aggregate purchase price of the units sold. LearnSat.Com also granted Dirks, for nominal consideration, a warrant, exercisable over a five year period which commenced on the closing date of the private financing, to purchase 125,000 shares of common stock, a like number of class A non-redeemable warrants and 62,500 class B non-redeemable warrants, which equaled 10% of the number of shares and class A and class B redeemable warrants sold in the private financing. The exercise price for the common stock equals 120% of the placement unit offering price. The class A and class B non-redeemable warrants acquired by Dirks are exercisable at 120% of the exercise prices of the warrants sold to the purchasers in the private financing. Dirks has granted Barry Blank, who is employed by Dirks as a registered representative and assisted in the sale of the private financing units, 70% of the shares and the warrants LearnSat.Com granted to it as part of the compensation described above for effecting the private financing.

ITEM 27.  EXHIBITS.

     All Exhibits have been previously filed herewith unless otherwise noted.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement
  3.1     Articles of Incorporation as amended**
  3.2     By-Laws**
  4.1     Specimen Common Stock certificate**
  4.2     Form of Class A Redeemable Warrant*
  4.3     Form of Class B Redeemable Warrant*
  4.4     Form of Class C Redeemable Warrant (attached to Exhibit 4.6 as Exhbit A)
  4.5     Form of Class D Redeemable Warrant (attached to Exhibit 4.6 as Exhibit B)
  4.6     Form of Warrant Agent's Agreement

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  4.7     Form of Underwriter's Warrant Agreement
  5.1     Opinion of Barry Feiner, Esq.**
 10.1     Lease for Stillwater, Oklahoma warehouse between
          LearnSat.Com and Charles and Linda Brewer dated July 1,
          1995*
 10.2     Lease for Eustis, Florida integration facility between
          LearnSat.Com and Charles and Linda Brewer dated July 1,
          1992*
 10.3     Lease for Shelton, Washington storage facility between
          LearnSat.Com and J-D. Mini-Storage dated August 10, 1998*
 10.4     Employment contract between LearnSat.Com and Charles Brewer dated as of January 1, 1999**
 10.5     Employment contract between LearnSat.Com and Linda Brewer
          dated as of January 1, 1999**
 10.6     Learnsat.Com, Inc. 1999 Long Term Incentive Plan**
 10.7     Agreement with General Instruments**
 10.8     Agreement with Panasonic**
 23.1     Consent of Goldstein Golub Kessler LLP
 23.2     Consent of Barry Feiner, Esq. (included in Exhibit 5.1)**
 27.1     Financial Data Schedule -- June 30, 1999
 27.2     Financial Data Schedule -- December 31, 1998


---------------

 * Previously filed.


** To be filed by amendment.


ITEM 28.  UNDERTAKINGS.

  (a) Rule 415 Offering

     LearnSat will:

          1. File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) Include any additional or changed material information on the plan of distribution.

          2. For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

  (b) Equity Offerings of Nonreporting Small Business Issuers

     LearnSat.Com will provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (c) Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of LearnSat.Com pursuant to the provisions referred to in Item 24 of this

Registration Statement or otherwise, LearnSat.Com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


     In the event that a claim for indemnification against such liabilities (other than the payment by LearnSat.Com of expenses incurred or paid by a director, officer or controlling person of LearnSat.Com in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, LearnSat.Com will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2, and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Stillwater, State of Oklahoma, on this 14th day of October, 1999.


                                          LEARNSAT.COM, INC.

                                          By:      /s/ CHARLES BREWER

                                            ------------------------------------

                                              President, Chief Executive and
                                              Chief   Operating Officer



                     SIGNATURE                                   TITLE                       DATE
                     ---------                                   -----                       ----

                /s/ CHARLES BREWER                   President, Chief Executive and    October 14, 1999
 ------------------------------------------------      Chief Operating Officer,
                  Charles Brewer                       Director

                 /s/ LINDA BREWER                    Chief Financial and Accounting    October 14, 1999
 ------------------------------------------------      Officer, Treasurer,
                   Linda Brewer                        Secretary and Director

              /s/ KENNETH G. HARPLE*                 Director                          October 14, 1999
 ------------------------------------------------
                 Kenneth G. Harple

              /s/ CHARLES R. HOOVER*                 Director                          October 14, 1999
 ------------------------------------------------
                 Charles R. Hoover

*By: /s/ CHARLES BREWER
  --------------------------------------------
  Charles Brewer
  Attorney-in-Fact, pursuant to the power of
  attorney previously filed as part of this
  registration statement.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement
  4.4     Form of Class C Redeemable Warrant (attached to Exhibit 4.6 as Exhibit A)
  4.5     Form of Class D Redeemable Warrant (attached to Exhibit 4.6 as Exhibit B)
  4.6     Form of Warrant Agent's Agreement
  4.7     Form of Underwriter's Warrant Agreement
 23.1     Consent of Goldstein Golub Kessler LLP
 27.1     Financial Data Schedule -- June 30, 1999
 27.2     Financial Data Schedule -- December 31, 1998